                           OFFER TO PURCHASE FOR CASH
                        9,619,904 SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF

                         TRUE NORTH COMMUNICATIONS INC.
                                       AT

                               $28 NET PER SHARE
                                       BY

                                 PUBLICIS S.A.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JANUARY 15, 1998, UNLESS THE OFFER IS EXTENDED

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED) A NUMBER OF SHARES (AS HEREINAFTER DEFINED), INCLUDING THE RIGHTS (AS HEREINAFTER DEFINED) ASSOCIATED THEREWITH, WHICH, WHEN ADDED TO THE NUMBER OF SHARES (AND RIGHTS) BENEFICIALLY OWNED BY PUBLICIS S.A. (THE "PURCHASER") AND ITS AFFILIATES, CONSTITUTES A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES (AND RIGHTS) OF TRUE NORTH COMMUNICATIONS INC. (THE "COMPANY") ON A FULLY DILUTED BASIS, (2) THE COMPANY HAVING ENTERED INTO A DEFINITIVE AGREEMENT WITH THE PURCHASER, PUBLICIS COMMUNICATION AND PUBLICIS WORLDWIDE B.V. (BOTH OF WHICH ARE SUBSIDIARIES OF THE PURCHASER) TO EFFECT THE PROPOSED PUBLICIS COMBINATION (AS HEREINAFTER DEFINED), (3) THE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS (COLLECTIVELY, THE "RIGHTS") OF THE COMPANY HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR OTHERWISE ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED PUBLICIS COMBINATION, (4) THE PURCHASER BEING SATISFIED THAT
SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW HAS BEEN COMPLIED WITH IN CONNECTION WITH THE OFFER AND THE PROPOSED PUBLICIS COMBINATION OR IS INAPPLICABLE TO THE PURCHASER IN CONNECTION WITH THE OFFER AND THE PROPOSED PUBLICIS COMBINATION AND (5) THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 30, 1997 (THE "BOZELL MERGER AGREEMENT"), AMONG THE COMPANY, CHEROKEE ACQUISITION CORPORATION AND BOZELL, JACOBS, KENYON & ECKHARDT, INC. ("BOZELL") HAVING BEEN TERMINATED WITHOUT ANY PAYMENTS BY OR PENALTIES TO THE COMPANY (OTHER THAN ANY APPLICABLE PAYMENTS PURSUANT TO SECTION 5.7(c) OF THE BOZELL MERGER AGREEMENT) AND THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY NEW OR AMENDED AGREEMENTS WITH BOZELL OR ANY OTHER PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING THE ABILITY OF THE PURCHASER TO CONSUMMATE THE OFFER OR THE PROPOSED PUBLICIS COMBINATION OR OTHERWISE DIMINISHING THE EXPECTED ECONOMIC VALUE TO THE PURCHASER OF THE SHARES PURCHASED IN THE OFFER OR THE PROPOSED PUBLICIS COMBINATION. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE THE INTRODUCTION AND SECTIONS 1, 14 AND 15.

    THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING.
                            ------------------------

                      The Dealer Manager for the Offer is:
                            LAZARD FRERES & CO. LLC

December 16, 1997

                                   IMPORTANT

     The Purchaser intends to continue to seek to negotiate with the Company with respect to the Proposed Publicis Combination. The Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase price and the consideration in the Proposed Publicis Combination) upon entry into an acquisition agreement or other agreement regarding a business combination with the Company or otherwise or to negotiate an acquisition agreement or other agreement regarding a business combination with the Company not involving a tender offer. The Purchaser and its subsidiary, Publicis Communication, a societe anonyme organized under the laws of France, are soliciting revocations and conditional proxies in opposition to the transactions contemplated by the Bozell Merger Agreement and reserve the right to solicit the consents, proxies or revocations of the stockholders of the Company at any subsequent annual or special meeting of such stockholders.

     Any stockholder desiring to tender all or any portion of his Shares, and the associated Rights, should either (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares and, if separate, the certificate(s) representing the associated Rights, and any other required documents, to the Depositary or tender such Shares (and associated Rights, if applicable) pursuant to the procedures for book-entry transfer set forth in Section 3 or (b) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder whose Shares and, if applicable, associated Rights are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares and, if applicable, the associated Rights. Unless and until the Purchaser declares that the Rights Condition (as hereinafter defined) is satisfied, stockholders will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share.

     A stockholder who desires to tender his Shares and associated Rights, and whose certificates representing such Shares (and, if applicable, associated Rights) are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares (and, if applicable, associated Rights) by following the procedures for guaranteed delivery set forth in Section 3.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................    1
THE TENDER OFFER......................................................................    7
 1.  Terms of the Offer...............................................................    7
 2.  Acceptance for Payment and Payment...............................................    9
 3.  Procedures for Accepting the Offer and Tendering Shares and Rights...............   10
 4.  Withdrawal Rights................................................................   14
 5.  Certain United States Tax Consequences...........................................   15
 6.  Price Range of the Shares; Dividends.............................................   16
 7.  Possible Effects of the Offer on the Market for the Shares; Stock Exchange
     Listing; Exchange Act Registration; Margin Regulations...........................   17
 8.  Certain Information Concerning the Company.......................................   18
 9.  Certain Information Concerning the Purchaser.....................................   21
10.  Background of the Offer; Contacts with the Company...............................   25
11.  Purpose of the Offer and the Proposed Publicis Combination; Plans for the
     Company..........................................................................   35
12.  Source and Amount of Funds.......................................................   41
13.  Dividends and Distributions......................................................   43
14.  Certain Conditions of the Offer..................................................   43
15.  Certain Legal Matters; Required Regulatory Approvals.............................   47
16.  Certain Fees and Expenses........................................................   50
17.  Miscellaneous....................................................................   51
Schedule I   -- Directors and Executive Officers of the Purchaser.....................   52
Schedule II  -- Summary of Differences between Accounting Policies Generally Accepted
                in the United States and France.......................................   54
Schedule III -- Unaudited Pro Forma Combined Financial Information....................   58

To: All Holders of Shares of Common Stock (Including the Associated Preferred
    Stock Purchase Rights) of True North Communications Inc.:

                                  INTRODUCTION

     Publicis S.A., a societe anonyme organized under the laws of France (the "Purchaser"), hereby offers to purchase 9,619,904 shares of Common Stock, par value $.33 1/3 per share (the "Shares"), of True North Communications Inc., a Delaware corporation (the "Company"), or such greater number of Shares which, when added to the number of Shares beneficially owned by the Purchaser and its affiliates, constitutes a majority of the total number of Shares outstanding on a fully diluted basis (assuming the exercise or conversion, as applicable, of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is obligated to issue) as of the Expiration Date (as hereinafter defined) (the greater of such numbers of Shares being the "Maximum Number") and (unless and until the Purchaser declares that the Rights Condition (as hereinafter defined) has been satisfied) the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 16, 1988, between the Company and Harris Trust and Savings Bank, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $28 per Share (and associated Right), net to the seller in cash, without interest thereon, in each case upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Unless the context otherwise requires, (i) all references to "Publicis" herein shall mean the group of companies of which the Purchaser is the parent company, including Publicis Communication, a societe anonyme organized under the laws of France ("Publicis Communication"), and Publicis Worldwide B.V., a company organized and existing under the laws of the Netherlands ("Publicis Worldwide"), (ii) all references to "Shares" shall include the associated Rights, and (iii) all references to the "Rights" shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares or Rights by the Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of Lazard Freres & Co. LLC, as Dealer Manager (the "Dealer Manager"), IBJ Schroder Bank & Trust Company, as Depositary (the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

     The purpose of the Offer is to acquire a majority of the total number of Shares outstanding on a fully diluted basis as the first step in consummating the Proposed Publicis Combination (as defined below). The Purchaser intends, as soon as practicable following consummation of the Offer, to effect the Proposed Publicis Combination. The purpose of the Proposed Publicis Combination is to contribute to the Company all of the advertising-related businesses owned directly and indirectly by the Purchaser in exchange for the issuance of additional Shares to the Purchaser.

     In order to effect the Proposed Publicis Combination, the Purchaser is seeking to negotiate a business combination with the Company pursuant to which, as soon as practicable following consummation of the Offer, each of Publicis Communication and Publicis Worldwide would be merged with and into the Company with the Company being the surviving corporation (the "Proposed Publicis Combination"). Publicis Communication and Publicis Worldwide own all of the Purchaser's global advertising-related businesses. The outstanding capital stock of Publicis Communication is owned 73.5% by the Purchaser and 26.5% by the Company, and the outstanding capital stock of Publicis Worldwide is owned 100% by the Purchaser. The Purchaser intends that in the Proposed Publicis Combination, (i) each Share that is issued and outstanding immediately prior to the effective time of the Proposed Publicis Combination would remain outstanding

(other than the 4,658,000 Shares owned by Publicis Communication, which would become treasury shares of the Company and cease to be outstanding) and (ii) the issued and outstanding shares of capital stock of Publicis Communication and Publicis Worldwide (other than the shares of capital stock of Publicis Communication held by the Company, which shares shall be canceled by operation of the merger) would be converted into an estimated 26,587,937 Shares. Following consummation of the transactions contemplated by the Offer and the Proposed Publicis Combination, the Purchaser estimates that it would own approximately 71.8% of the outstanding Shares on a fully diluted basis, with the remaining 28.2% of the Shares being owned by the stockholders of the Company immediately prior to the effective time of the Proposed Publicis Combination. Following the consummation of the Proposed Publicis Combination, the Purchaser expects that the Shares would continue to be listed on the New York Stock Exchange, Inc. (the "NYSE"). See Sections 9 and 11. The Purchaser estimates that on a pro forma basis, the Company's earnings per Share will be enhanced substantially as a result of the Proposed Publicis Combination. Set forth in Schedule III of this Offer to Purchase is unaudited Pro Forma Combined Financial Information of the Company for 1996, 1997 and 1998 after giving effect to the Offer and the Proposed Publicis Combination and to certain pro forma adjustments described in the accompanying notes thereto. Assuming consummation of the Offer and the Proposed Publicis Combination, in 1998 the Purchaser estimates that the Company's earnings per Share on a fully diluted basis will increase by approximately 17%, based on 1998 net income estimates for the Company on a stand-alone basis, published on July 1, 1997 by Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch") (financial advisor to Bozell), prior to the announcement of the Bozell Merger (as hereinafter defined). The exchange ratio for the Shares to be issued to the Purchaser in the Proposed Publicis Combination has been set with the intention of yielding a post-merger common equity valuation of the Company of $28 per Share. See Section 11.

     The strategic purpose of the Proposed Publicis Combination is to consolidate the Company's and Publicis' worldwide advertising agency networks within one corporate structure under the general control of one management comprised of the most talented executives of the Purchaser and the Company. The agreement effecting the Proposed Publicis Combination is expected to provide that, upon consummation of the Offer, the Purchaser will be entitled to designate a majority of the directors on the Company's Board of Directors. Such agreement is also expected to provide that the Company will use its best efforts to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company's Board of Directors or securing the resignations of incumbent directors, or both.

     On July 31, 1997, the Company announced that the Company and Cherokee Acquisition Corporation, a wholly-owned subsidiary of the Company ("CAC"), had entered into an Agreement and Plan of Merger, dated as of July 30, 1997 (the "Bozell Merger Agreement"), with Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"). Under the Bozell Merger Agreement, the Company has proposed to acquire Bozell in exchange for the issuance to Bozell stockholders of approximately 18,627,141 Shares (the "Bozell Merger"). The Purchaser believes that the Bozell Merger is contrary to the best interests of the stockholders of the Company, of which Publicis is the largest, holding approximately 18.4% of the outstanding Shares.

     Pursuant to the Bozell Merger Agreement, CAC would be merged with and into Bozell, with Bozell continuing as the surviving corporation and a wholly-owned subsidiary of the Company. As a result of the Bozell Merger, the separate corporate existence of CAC would cease, and the surviving corporation would possess the assets and liabilities of CAC and Bozell by operation of law at the effective time of the Bozell Merger. Subject to the terms and conditions of the Bozell Merger Agreement, and without any further action on the part of any stockholder of Bozell or CAC, each share of the common stock of Bozell outstanding immediately prior to the effective time of the Bozell Merger would be converted into 0.51 Shares, including the corresponding percentage of a Right. Consummation of the Bozell Merger pursuant to the Bozell Merger Agreement is subject to certain conditions, including the approval by the stockholders of the Company and Bozell.

     On November 10, 1997, Publicis proposed a business combination between Publicis and the Company under which each Share would be valued at $28 and which Publicis believed would result in significantly increased stockholder value. That proposal was summarily rejected by the Board of Directors of the Company, which refused to meet with Publicis or to seriously consider Publicis' proposed alternative to the Bozell Merger. As a result of the Board of Directors' refusal to negotiate, the Purchaser has now commenced the Offer and put forth the Proposed Publicis Combination.

     Publicis believes that the Bozell Merger significantly overvalues Bozell and that it undervalues the Company. The information in the proxy statement with respect to the Bozell Merger (the "Company Proxy") indicates that the Company is paying too high a price for a deal that does nothing to address the Company's basic strategic weakness: the lack of an international presence. The proposed Bozell Merger fails to address this basic flaw, and instead devotes additional resources to expanding the Company's already significant presence in the domestic market. Further, by undervaluing the Company and over-valuing Bozell, the Company proposes to pay dearly for this unnecessary acquisition.

     The Company's failure to establish a global network is a fundamental shortcoming. As global marketers have increasingly demanded worldwide coverage, the Company has continued to focus on the United States and, as a result, Publicis believes that the Company has placed itself at a significant competitive disadvantage to its global competitors.

     The Offer and the Proposed Publicis Combination directly address the Company's weakness by providing access to the type of integrated global network that today's international advertisers demand. The combination of Publicis with the Company would create a powerful and creative presence in most of the world's significant markets. Publicis believes that the resulting international network would be a market leader in both the United States and Europe with tremendous opportunities for growth around the world and that the strategic benefits of the Proposed Publicis Combination are undeniable and far superior to the Bozell Merger, which ignores the imperatives of the Company's businesses and wastes value upon an unnecessary transaction.

     Although the Purchaser recognizes that it has had disagreements in the past with the Company, those disagreements have been limited to disagreements with senior management at the holding company level concerning corporate policy. The Purchaser believes that its relations with operational and creative personnel at Foote, Cone & Belding, the Company's principal operating unit, have always been excellent. The Purchaser believes that the mutual interests of both companies' shareholders now require that the differences of senior management be set aside and that the parties work together to maximize stockholder value. The Proposed Publicis Combination contemplates the consolidation of the Company and the Purchaser under one management. In this way, the combined entity will have the tremendous advantage of a strong U.S. and international network, as today's market requires. This structure avoids, however, the difficulties inherent in the joint venture, formed by the Company and the Purchaser in 1989, in which the two companies combined certain of their European operations, which did not achieve its potential because it lacked a clear chain of command and a fully integrated structure.

     On December 3, 1997, the Board of Directors of the Purchaser approved the commencement of a tender offer for 9,619,904 Shares (the "Initial Offer"). On December 4, 1997, the Purchaser sent a letter to the Board of Directors of the Company informing the Board of the Initial Offer and the Proposed Publicis Combination. The Initial Offer, and the proposal set forth in such letter, were withdrawn prior to commencement because of the Preliminary Injunction Order issued on December 9, 1997 by Judge Joan B. Gottschall of the United States District Court for the Northern District of Illinois (the "District Court"). See
Section 10. After the Preliminary Injunction Order was vacated by the United States Court of Appeals for the Seventh Circuit (the "Court of Appeals") on December 15, 1997, the Purchaser commenced the Offer. See Section 10.

     The making of the Offer will enable the Purchaser to commence the process of seeking regulatory approvals for its acquisition of the Company. See Section
15. In addition, by tendering Shares into the Offer, the Company's stockholders effectively will be given the opportunity to express to the Board of Directors of the Company that they wish to be able to accept the Offer and to approve the Proposed Publicis Combination or a similar transaction with the Company.

     In order to facilitate the consummation of the Offer and the Proposed Publicis Combination, the Purchaser is currently soliciting revocations and conditional proxies of the Company's stockholders in opposition to the consummation of the Bozell Merger and related proposals. Such solicitation is being made only pursuant to separate solicitation materials, preliminary copies of which were filed with the Securities and Exchange Commission (the "Commission") on December 4, 1997 and, after the Court of Appeals vacated the District Court's Preliminary Injunction Order, amended on December 16, 1997. Such solicitation materials comply with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

     The Bozell Merger Agreement provides, among other things, that the Company will not, and will not permit any of its or its subsidiaries' officers, directors or employees, and will use its reasonable best efforts to cause all of its and its subsidiaries' attorneys, financial advisors, agents and other representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Parent Takeover Proposal (as hereinafter defined) or engage in or continue discussions or negotiations relating thereto; provided that the Company may engage in discussions or negotiations with, or furnish information concerning it and its business, properties or assets to, any third party which makes a Parent Takeover Proposal if the Board of Directors of the Company determines, in its good faith judgment, that such third party may ultimately propose a Superior Parent Takeover Proposal (as hereinafter defined); provided, further, that nothing shall prevent the Company or its Board of Directors from taking, and disclosing to its stockholders, a position with regard to any Parent Takeover Proposal. As used in the Bozell Merger Agreement, (i) a "Parent Takeover Proposal" means any proposal or offer, for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any of its significant subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its significant subsidiaries; and (ii) "Superior Parent Takeover Proposal" means a bona fide proposal or offer made by a third party to acquire the Company pursuant to an exchange offer, a merger, consolidation or other business combination or sale of all or substantially all of the assets of the Company and its subsidiaries in which the sole consideration to be received by the stockholders of the Company (other than cash for fractional shares or other consideration which is non-material in amount) is the common stock of a widely-held public company which, immediately after the consummation of the transaction, will own (directly or indirectly) all or substantially all of the equity or assets of the Company on terms which a majority of the members of the Board of Directors of the Company, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment to be more favorable to the Company's stockholders than the terms of the transactions contemplated by the Bozell Merger Agreement. Publicis believes that the definition of "Superior Parent Takeover Proposal" set forth in the Bozell Merger Agreement is not enforceable under applicable law and is seeking to invalidate that provision of the Bozell Merger Agreement. See Section 10.

     The Bozell Merger Agreement further provides that the Company or Bozell may terminate the agreement if (i) the stockholders of the Company do not approve an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized Shares from 50,000,000 to 90,000,000, the issuance of Shares in the Bozell Merger and the election of directors to the Company's Board of Directors or (ii) the Board of Directors of the Company has reasonably determined that a Parent Takeover Proposal constitutes a Superior Parent Takeover Proposal; provided that the Company may not terminate the Bozell Merger Agreement pursuant to this provision unless and until (A) five business days have elapsed following delivery to Bozell of a written notice of such determination by the Board of Directors of the Company or (B) a tender offer or exchange offer for 30% or more of the outstanding Shares is commenced and the Board of Directors of the Company fails within ten business days following such commencement to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); provided, further, that the Company may not terminate the Bozell Merger Agreement pursuant to clause (A) or (B) above unless, simultaneously with such termination, the Company pays to Bozell $15,000,000.

     Section 5.7(c) of the Bozell Merger Agreement also provides for the payment by the Company to Bozell of a termination fee of $15,000,000 upon demand if (A) the Company terminates the Bozell Merger Agreement pursuant to clause (i) in the immediately preceding paragraph and within six months following any such termination a Third Party Parent Acquisition Event (as hereinafter defined) occurs; (B) the Company terminates the Bozell Merger Agreement pursuant to clause (ii) in the immediately preceding paragraph; or (C) the Bozell Merger Agreement is terminated and prior thereto a Third Party Parent Acquisition Event occurred. As used in the Bozell Merger Agreement, a "Third Party Parent Acquisition Event" means any of the following events: (i) any person, corporation, partnership or other entity or group (such person, corporation, partnership or other entity or group being referred to hereinafter, singularly or collectively, as a "Person"), other than Bozell or its subsidiaries, acquires or becomes the beneficial owner of 30% or more of the outstanding Shares; (ii) any new group is formed which, at the time of formation, beneficially owns 30% or more of the outstanding shares (other than a group which includes or may reasonably be deemed to include Bozell or any of its subsidiaries); (iii) the Company enters into an agreement providing for a merger or other business combination involving the Company or the acquisition of a substantial interest in, or substantial portion of the assets, business or operations of, the Company and its subsidiaries (other than the Bozell Merger); or (iv) any Person (other than Bozell or its subsidiaries) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of Shares that results or would result in such Person being the beneficial owner of 30% or more of the outstanding Shares.

     The Purchaser intends to continue to seek to negotiate with the Company with respect to the Proposed Publicis Combination. The Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase price and the consideration in the Proposed Publicis Combination) upon entry into an acquisition agreement or other agreement regarding a business combination with the Company or otherwise or to negotiate an acquisition agreement or other agreement regarding a business combination with the Company not involving a tender offer. See Section 14.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. THE PURCHASER IS CURRENTLY SOLICITING REVOCATIONS AND CONDITIONAL PROXIES OF THE COMPANY'S STOCKHOLDERS IN OPPOSITION TO THE CONSUMMATION OF THE BOZELL MERGER AND RELATED PROPOSALS. SUCH SOLICITATION IS BEING MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS, PRELIMINARY COPIES OF WHICH WERE FILED WITH THE COMMISSION ON DECEMBER 4, 1997, AND AMENDED ON DECEMBER 15, 1997, WHICH COMPLY WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

CERTAIN CONDITIONS TO THE OFFER

     The Offer is subject to the fulfillment of certain conditions, including the following:

     Minimum Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "MINIMUM CONDITION") UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) SHARES, TOGETHER WITH THE SHARES OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTING A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (ASSUMING THE EXERCISE OR CONVERSION, AS APPLICABLE, OF ALL OUTSTANDING OPTIONS, RIGHTS AND CONVERTIBLE SECURITIES (IF ANY) AND THE ISSUANCE OF ALL SHARES THAT THE COMPANY IS OBLIGATED TO ISSUE).

     According to the Company's Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-4 dated November 26, 1997 (the "Company S-4"), as of November 18, 1997, there were 25,271,533 Shares outstanding. In addition, according to the Company S-4, as of September 1, 1997, 3,227,278 Shares were reserved for issuance upon exercise of outstanding options. Publicis Communication owns 4,658,000 Shares. Substantially all of these Shares were acquired as newly issued Shares in January 1989 at the time that the parties formed their European joint venture. From time to time, Publicis Communication has acquired Shares, but no such acquisitions have occurred in the last two years. See Section 10.

     Based on the foregoing and assuming no additional options or rights exercisable for, or securities convertible into, Shares have been issued since September 1, 1997 and no additional Shares have been issued since November 18, 1997 (other than Shares issued pursuant to the exercise of options issued on or before September 1, 1997), the Purchaser believes that the Minimum Condition would be satisfied if at least 9,619,904 Shares were validly tendered and not withdrawn prior to the Expiration Date.

     Definitive Agreement Condition. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE COMPANY ENTERING INTO A DEFINITIVE AGREEMENT WITH THE PURCHASER, PUBLICIS COMMUNICATION AND PUBLICIS WORLDWIDE THAT WOULD PROVIDE FOR THE PROPOSED PUBLICIS COMBINATION (THE "DEFINITIVE AGREEMENT CONDITION").

     The Purchaser currently intends to extend the Offer from time to time until the Definitive Agreement Condition is satisfied or the Purchaser determines, in its sole discretion, that such condition is not reasonably likely to be satisfied under then current circumstances. The Purchaser may also determine, whether or not the Offer is then pending, to conduct a proxy contest in connection with the Company's 1998 annual meeting of stockholders seeking to remove the current members of the Board of Directors of the Company and elect a new slate of directors designated by the Purchaser.

     Rights Condition. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR OTHERWISE ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED PUBLICIS COMBINATION (THE "RIGHTS CONDITION"). THE RIGHTS ARE DESCRIBED IN THE COMPANY'S REGISTRATION STATEMENT UNDER THE EXCHANGE ACT ON FORM 8-A DATED NOVEMBER 17, 1988 (THE "COMPANY 8-A"), AND SUCH DESCRIPTION IS SUMMARIZED IN SECTION 11.

     According to the Company 8-A, at any time prior to the tenth business day (subject to extension) after the Shares Acquisition Date (as defined in Section
11), the Company may redeem the Rights in whole, but not in part, at a redemption price of $.005 per Right (such price being the price as adjusted for a two-for-one stock split which was announced by the Company on February 17, 1995 (the "1995 Stock Split")). According to the Company 8-A, until the Distribution Date (as defined in Section 11), the Rights will be represented by and transferred with the associated Shares. According to the Company 8-A, until the Distribution Date (or earlier redemption of the Rights), the surrender for transfer of any certificates representing the Shares will constitute the transfer of the Rights associated with the Shares represented by such certificate. According to the Company 8-A, following the Distribution Date, the Rights become exercisable, and separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the outstanding Shares.

     Based on publicly available information, the Purchaser believes that as of December 16, 1997, the Rights were not exercisable, Rights Certificates had not been issued and the Rights were evidenced by the Shares. The Purchaser believes that, as a result of the announcement by the Purchaser of the Initial Offer, the Distribution Date will be December 18, 1997, unless prior to such date the Company's Board of Directors redeems the Rights or takes action to delay the Distribution Date. The Distribution Date may also occur sooner. See Section 11.

     Section 203 Condition. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED THAT SECTION 203 OF THE DELAWARE LAW HAS BEEN COMPLIED WITH IN CONNECTION WITH THE OFFER AND THE PROPOSED PUBLICIS COMBINATION OR IS INAPPLICABLE TO THE PURCHASER IN CONNECTION WITH THE OFFER AND THE PROPOSED PUBLICIS COMBINATION (THE "SECTION 203 CONDITION").

     Section 203 of the Delaware Law provides that a Delaware corporation such as the Company may not engage in any "Business Combination" (defined to include a variety of transactions, including a merger) with any "Interested Stockholder" (defined generally as a person that directly or indirectly beneficially owns 15% or more of the corporation's outstanding voting stock), or any affiliate of an Interested Stockholder, for three years after the date on which the Interested Stockholder became an Interested Stockholder, unless (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by persons who are directors and also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the Interested Stockholder. See Section 11.

     While the Purchaser believes that Section 203 of the Delaware Law may be inapplicable to the Offer and the Proposed Publicis Combination, the Purchaser is hereby requesting that the Company's Board of Directors adopt a resolution approving the Offer and the Proposed Publicis Combination for purposes of
Section 203 of the Delaware Law. However, there can be no assurance that the Company's Board of Directors will do so.

     No Impediments Condition. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE BOZELL MERGER AGREEMENT HAVING BEEN TERMINATED WITHOUT ANY PAYMENTS BY OR PENALTIES TO THE COMPANY (OTHER THAN ANY APPLICABLE PAYMENTS PURSUANT TO SECTION 5.7(c) OF THE BOZELL MERGER AGREEMENT) AND THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY NEW OR AMENDED AGREEMENTS WITH BOZELL OR ANY OTHER PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING THE ABILITY OF THE PURCHASER TO CONSUMMATE THE OFFER OR THE PROPOSED PUBLICIS COMBINATION OR OTHERWISE DIMINISHING THE EXPECTED ECONOMIC VALUE TO THE PURCHASER OF THE SHARES PURCHASED IN THE OFFER OR THE PROPOSED PUBLICIS COMBINATION (THE "NO IMPEDIMENTS CONDITION").

     Certain other conditions to the consummation of the Offer are described in
Section 14. The Purchaser expressly reserves the right to waive any one or more of the conditions to the Offer. See Sections 14 and 15.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase the Maximum Number of Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date (as hereinafter defined). The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, January 15, 1998, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Upon the terms and subject to the conditions of the Offer, if more than the Maximum Number of Shares shall be validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will purchase the Maximum Number of Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date.

     Because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, if proration is required, the Purchaser may not be able to announce the final proration factor until approximately six NYSE trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from brokers, dealers, commercial banks and trust companies. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

     The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the events specified in
Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4.

     Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15,
(ii) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and, other than in the case of any such waiver, by making a public announcement thereof. The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the preceding sentence or if proration is required as described above), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

     The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 14. Any such extension, delay, termination or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

     If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. The Purchaser reserves the right (but shall not be obligated) to accept for payment more than the Maximum Number of Shares pursuant to the Offer. The Purchaser has no present intention of exercising such right. If a number of additional Shares in excess of two percent of the outstanding Shares is to be accepted for payment, and, at the time notice of the Purchaser's decision to accept for payment such additional Shares is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is so published, sent or given, the Offer will be extended until the expiration of such period of ten business days. Additionally, if prior to the

Expiration Date, the Purchaser increases or decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     Unless and until the Purchaser declares that the Rights Condition is satisfied, stockholders will be required to tender one associated Right for each Share tendered to effect a valid tender of such Share. See Sections 3 and 11.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM CONDITION, THE DEFINITIVE AGREEMENT CONDITION, THE RIGHTS CONDITION, THE
SECTION 203 CONDITION AND THE NO IMPEDIMENTS CONDITION. SEE SECTION 14. The Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied, the Purchaser may, in its sole discretion, elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that the Purchaser waives any condition set forth in Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that the Purchaser disseminate information concerning such waiver.

     On November 19, 1997, Publicis made a request to the Company pursuant to the Delaware Law for the use of the Company's stockholder list, its list of holders of Rights and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, this Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and Rights and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list and list of holders of Rights, if applicable, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares and Rights.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Purchaser will purchase, by accepting for payment, and will pay for, the Maximum Number of Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in
Section 14. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

     For information with respect to approvals required to be obtained prior to the consummation of the Offer, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the European Community Regulation 4064/89 (the "EC Merger Regulation"), see Section 15.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates for such Shares and, if applicable, Rights Certificates for the associated Rights, or, in the case of Shares, timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares and, if applicable, Rights into the Depositary's account at The Depository Trust Company or Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of Shares, an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares and, if applicable, the Rights which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     Payment for the Shares accepted for payment pursuant to the Offer will be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. See Section 1.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER.

     If any tendered Shares are not purchased pursuant to the Offer for any reason (including proration due to tenders of Shares pursuant to the Offer in excess of the Maximum Number of Shares), or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the event separate Rights Certificates are issued, similar action will be taken with respect to unpurchased and untendered Rights.

     IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's subsidiaries or affiliates the right to purchase all or any portion of the Shares and Rights tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES AND RIGHTS.

VALID TENDER OF SHARES AND RIGHTS

     Except as set forth below, in order for Shares and (prior to the Distribution Date) Rights to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of Shares, an Agent's Message in connection with a book-entry delivery of Shares and (prior to the Distribution Date) Rights, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) Share Certificates and, if applicable, Rights Certificates representing tendered Shares and Rights must be received by the Depositary, or such Shares and Rights must be tendered pursuant to the procedure for book-entry transfer set forth below and Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

     IF THE PURCHASER DECLARES THAT THE RIGHTS CONDITION IS SATISFIED, THE PURCHASER WILL NOT REQUIRE DELIVERY OF RIGHTS, UNLESS AND UNTIL THE PURCHASER DECLARES THAT THE RIGHTS CONDITION IS SATISFIED, HOLDERS OF SHARES WILL BE REQUIRED TO TENDER ONE ASSOCIATED RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH SHARE.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, RIGHTS CERTIFICATES (IF APPLICABLE), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

SEPARATE DELIVERY OF RIGHTS CERTIFICATES

     If the Distribution Date does not occur prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date occurs and Rights Certificates are distributed by the Company to holders of Shares prior to the time a holder's Shares are tendered pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available in the case of Rights, a Book-Entry Confirmation received by the Depositary with respect thereto. If the Distribution Date occurs and Rights Certificates are not distributed prior to the time Shares are tendered pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedure described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary within three business days after the date Rights Certificates are distributed. The Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available in the case of Rights, with respect to such Rights, prior to accepting the related Shares for payment pursuant to the Offer if the Distribution Date occurs prior to the Expiration Date.

BOOK-ENTRY TRANSFER

     The Depositary will make a request to establish accounts with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make Book-Entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

     If the Distribution Date occurs, the Depositary will also make a request to establish an account with respect to the Rights at each of the Book-Entry Transfer Facilities, but no assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. Otherwise, if Rights Certificates have been issued, a tendering stockholder will be required to tender Rights by means of physical delivery to the Depositary of Rights Certificates (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable) or pursuant to the guaranteed delivery procedure set forth below.

     DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

SIGNATURE GUARANTEES

     Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"), unless the Shares and Rights tendered thereby are tendered (i) by a registered holder of Shares and Rights who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the Share Certificates or Rights Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates or Rights Certificates for unpurchased Shares or Rights are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the appropriate Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Share Certificates and Rights Certificates are forwarded separately to the Depositary, a properly completed and duly executed appropriate Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

GUARANTEED DELIVERY

     If a stockholder desires to tender Shares and Rights pursuant to the Offer and such stockholder's Share Certificates or, if applicable, Rights Certificates are not immediately available (including, if the Distribution Date has occurred, because Rights Certificates have not yet been distributed by the Company) or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or, in the case of Shares, the procedures for book-entry transfer cannot be completed on a timely basis, such Shares or Rights may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

          (iii) the Share Certificates and Rights Certificates (or, in the case of book entry transfer of Shares and, if available, Rights, a Book-Entry Confirmation) representing all tendered Shares and Rights, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer of Shares and, if available, Rights, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within (x) in the case of Shares, three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery or (y) in the case of Rights, a period ending on the later of (1) three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery and (2) three business days after the date Rights Certificates are distributed to stockholders by the Company.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or, in the case of Shares, of Book-Entry Confirmation with respect to, such Shares, and if the Distribution Date has occurred, Rights Certificates for, or a Book-Entry Confirmation, if available, with respect to, the associated Rights (unless the Purchaser elects, in its sole discretion, to make payment for such Shares pending receipt of the Rights Certificates for, or a Book-Entry Confirmation, if available, with respect to, such Rights), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer of Shares or, if available, Rights, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates (or Rights Certificates) are received by the Depositary or Book-Entry Confirmations of the Shares (or Rights, if available) are received into the Depositary's account at a Book-Entry Transfer Facility.

     If the Rights Condition is satisfied, the guaranteed delivery procedure with respect to Rights Certificates and the requirement for the tender of Rights will no longer apply.

BACKUP FEDERAL INCOME TAX WITHHOLDING

     UNDER THE BACKUP FEDERAL INCOME TAX WITHHOLDING APPLICABLE TO CERTAIN STOCKHOLDERS (OTHER THAN CERTAIN EXEMPT STOCKHOLDERS, INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND CERTAIN FOREIGN INDIVIDUALS), THE DEPOSITARY MAY BE REQUIRED TO WITHHOLD 31% OF THE AMOUNT OF ANY PAYMENTS MADE TO SUCH STOCKHOLDERS PURSUANT TO THE OFFER. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

APPOINTMENT AS PROXY

     By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser, and each of them, as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares and, if applicable, Rights tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or Rights and other securities or rights issued or issuable in respect of such Shares and Rights on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares and Rights. Such appointment will be effective upon the acceptance for payment of such Shares and Rights by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares, Rights, and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and Rights and such other securities and rights for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares and Rights to be deemed validly tendered, immediately upon the acceptance for payment of such Shares and Rights, the Purchaser or its designee must be able to exercise full voting rights with respect to such Shares, Rights and other securities, including voting at any meeting of stockholders.

DETERMINATION OF VALIDITY

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares or Rights will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares or Rights of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares or Rights will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived by the Purchaser. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Shares and, if applicable, Rights tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares and Rights made pursuant to the Offer are irrevocable. Shares and Rights tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after February 13, 1998 (or such later date as may apply in case the Offer is extended). A withdrawal of Shares will also constitute a withdrawal of the associated Rights. Rights may not be withdrawn unless the associated Shares are also withdrawn.

     If, for any reason whatsoever, acceptance for payment of any Shares and Rights tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares and Rights tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares and Rights and such Shares and Rights may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares and Rights to be withdrawn, the number of Shares and Rights to be withdrawn, and (if Share Certificates and Rights Certificates have been tendered) the name of the registered holder of the Shares and Rights as set forth in the Share Certificate and Rights Certificate, if different from that of the person who tendered such Shares and Rights. If Share Certificates and Rights Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares and Rights to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares and Rights tendered for the account of an Eligible Institution. If Shares and Rights have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and Rights, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares and Rights may not be rescinded. Any Shares and Rights properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. CERTAIN UNITED STATES TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, each selling stockholder would generally recognize gain or loss equal to the difference between the amount of cash received and such stockholder's adjusted tax basis for the sold Shares (together with the Rights). Such gain or loss will be capital gain or loss (assuming the Shares are held as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale, the Shares were held for more than one year or will be short term if, as of such date, the Shares were held for one year or less. For individuals and certain other non-corporate taxpayers, there is also a mid-term holding period of more than one year, but not more than 18 months.

     The Proposed Publicis Combination will be a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code and the Treasury Regulations promulgated thereunder (the "Treasury Regulations") currently in force, the Proposed Publicis Combination will not be a taxable transaction for the Company or its stockholders.

     For United States federal income tax purposes, it is unclear whether amounts received with respect to the redemption of Rights by the Company should be treated as additional consideration for the Shares or as a dividend or other ordinary income or as capital gain.

     The foregoing discussion may not be applicable to certain stockholders of the Company, including persons who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and foreign corporations, persons holding Shares in a straddle, hedging, or conversion transaction, and entities that are otherwise subject to special tax treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions and passthrough entities).

     Unless a stockholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury Regulations, such stockholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer. Stockholders should consult their brokers or the Depositary to ensure compliance with such procedures. Foreign stockholders should consult with their own tax advisors regarding withholding taxes in general.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE CODE AND TREASURY REGULATIONS CURRENTLY IN FORCE WHICH MAY BE AMENDED AT ANY TIME, POSSIBLY WITH RETROACTIVE EFFECT. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE OFFER AND PROPOSED PUBLICIS COMBINATION, INCLUDING FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES.

     6. PRICE RANGE OF THE SHARES; DIVIDENDS. According to the Company S-4, the Shares are listed and traded on the NYSE under the symbol "TNO." The following table sets forth, for the periods indicated, the reported high and low sales prices for the Shares on the NYSE Composite Tape and the amount of cash dividends paid per Share, as reported in the Company S-4 with respect to periods occurring before the fourth quarter of 1997, and as reported by published financial sources with respect to the fourth quarter of 1997.

                         TRUE NORTH COMMUNICATIONS INC.

                                                                                                  CASH
                                                                   HIGH         LOW             DIVIDENDS
                                                                   ----         ----            ---------
    1995
    First Quarter..............................................   $ 21 13/16   $ 15 3/4          $ .15
    Second Quarter.............................................     20 1/4        7 5/8            .15
    Third Quarter..............................................     20 1/2       19                .15
    Fourth Quarter.............................................     20 5/8       18                .15

    1996
    First Quarter..............................................     25           16 3/8            .15
    Second Quarter.............................................     27           22 1/4            .15
    Third Quarter..............................................     23 3/4       16 3/4            .15
    Fourth Quarter.............................................     24           19 1/2            .15

    1997
    First Quarter..............................................     22 3/8       18                .15
    Second Quarter.............................................     24 3/4       17                .15
    Third Quarter..............................................     26 3/4       22 1/4            .15
    Fourth Quarter (through December 12, 1997).................     26 7/8       22 9/16           .15

     On July 30, 1997, the last trading day prior to the public announcement of the execution of the Bozell Merger Agreement, according to the Company S-4, the last reported sale price on the NYSE Composite Tape for the Shares was $23 1/16 per Share. On November 14, 1997, the last full day of trading prior to the announcement by Publicis of its opposition to the Bozell Merger and its proposal for a business combination with the Company at a value of $28 per Share, according to published financial sources, the last reported sale price on the NYSE Composite Tape for the Shares was $23 3/8 per Share. On December 3, 1997, the last full day of trading prior to the announcement of the Offer, according to published financial sources, the last reported sale price on the NYSE Composite Tape for the Shares was $25 1/8 per Share. On December 9, 1997, the last full day of trading prior to the issuance of the District Court's Preliminary Injunction Order enjoining the Initial Offer, according to published financial sources, the last reported sale price on the NYSE Composite Tape for the Shares was $26 5/16 per Share. On December 12, 1997, the last full day of trading before the Court of Appeals vacated the District Court's Preliminary Injunction Order enjoining the Initial Offer, according to published financial sources, the last reported sale price on the NYSE Composite Tape for the Shares was $24 15/16 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Purchaser believes, based upon publicly available information, that as of the date of this Offer to Purchase, the Rights are listed on the NYSE and all Rights are attached to the associated Shares and are not traded separately. As a result, the sale prices per Share set forth above are also the high and low sale prices per Share and associated Right during all such periods. Upon the occurrence of the Distribution Date, the Rights are to detach, and may trade separately, from the Shares. See Section 11. The Purchaser believes that, as a result of the announcement by the Purchaser of the Initial Offer, the Distribution Date will be December 18, 1997, unless prior to such date the Company's Board of Directors redeems the Rights or takes action to delay the Distribution Date. The Distribution Date may also occur sooner. See Section 11. IF THE DISTRIBUTION DATE OCCURS AND THE RIGHTS BEGIN TO TRADE SEPARATELY FROM THE SHARES, STOCKHOLDERS ARE ALSO URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE RIGHTS.

     7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price therefor.

STOCK EXCHANGE LISTING

     According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000.

     The Purchaser believes that following the consummation of the Offer and the Proposed Publicis Combination, the Shares will continue to meet the requirements for listing on the NYSE.

     In the event, however, that the Shares were no longer listed or traded on the NYSE, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other sources. Such trading and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

EXCHANGE ACT REGISTRATION

     The Shares are currently registered under the Exchange Act. The Purchaser believes that following the consummation of the Offer and the Proposed Publicis Combination, the Shares will continue to be registered under the Exchange Act. Registration of the Shares, however, may be terminated upon application by the Company to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. The Purchaser does not intend to cause the Company to make application to the Commission to deregister the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for stock exchange listing or NASDAQ reporting.

     Based upon publicly available information, the Purchaser believes that, as of the date of this Offer to Purchase, the Rights are registered under the Exchange Act and are listed on the NYSE, but are attached to the Shares and are not separately transferable. The Purchaser believes that, as a result of the announcement by the Purchaser of the Initial Offer, the Distribution Date will be December 18, 1997, unless prior to such date the Company's Board of Directors redeems the Rights or takes action to delay the Distribution Date. The Distribution Date may also occur sooner. See Section 11. According to the Company 8-A, following the Distribution Date, certificates evidencing the Rights will be sent to all holders of Rights and Rights will become transferable apart from the Shares. See
Section 11. If the Distribution Date occurs and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, stock exchange listings and Exchange Act registration would apply to the Rights in a similar manner.

MARGIN REGULATIONS

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities. The Purchaser does not believe that the consummation of the Offer or the Proposed Publicis Combination will have any effect on the status of the Shares as "margin securities".

     8. CERTAIN INFORMATION CONCERNING THE COMPANY. The Company is a Delaware corporation with its principal executive offices located at 101 East Erie Street, Chicago, Illinois, 60611. The following description of the Company's business has been taken from the Company S-4:

          True North is a communications company which is the holding company for Foote, Cone & Belding, a global advertising agency network, and certain additional marketing services agencies or companies. True North's other operating units are TN Technologies Holdings, Inc. and True North Associated Communications Companies. TN Technologies Holdings, Inc. is a digital interactive marketing holding company for Modem Media Advertising Limited Partnership, RGA Interactive and Cf2GS. True North Associated Communications Companies are stand-alone companies specializing in marketing services. The companies include Wahlstrom, a yellow pages and directory agency network with six offices; Tierney & Partners, the largest advertising agency in Philadelphia; Borders, Perrin & Norrander, an advertising agency in the Pacific Northwest; and Market Growth Resources, a sales promotion agency with a niche in retail specific programs.

     The selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. More comprehensive financial and other information is included in such reports (including management's discussion and analysis of results of operations and financial position) and in other reports and documents filed by the Company with the Commission and the financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and all of the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth below.

SELECTED FINANCIAL DATA OF THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  NINE MONTHS     NINE MONTHS
                                                                                     ENDED           ENDED
                                     YEAR ENDED     YEAR ENDED     YEAR ENDED    SEPTEMBER 30,   SEPTEMBER 30,
                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,       1997            1996
                                        1996           1995           1994        (UNAUDITED)     (UNAUDITED)
                                    ------------   ------------   ------------   -------------   -------------
REVENUES..........................    $493,050       $439,053       $403,690       $ 444,551       $ 350,166
Costs and Expenses:
  Salaries and Employee
     Benefits.....................     318,539        280,619        248,955         286,321         230,623
  Office and General Expenses.....     150,115        128,459        116,903         133,180         109,586
  Other (Income) Expense, Net.....       5,182         15,224          1,836           6,686           2,162
                                      --------       --------       --------        --------        --------
                                      $473,836       $424,302       $367,694       $ 426,187       $ 342,371
                                      --------       --------       --------        --------        --------
INCOME BEFORE PROVISION FOR INCOME
  TAXES...........................    $ 19,214       $ 14,751       $ 35,996       $  18,364       $   7,795
Provision for Federal, Foreign and
  State Income Taxes..............       9,697          3,705         16,068           8,778           3,914
                                      --------       --------       --------        --------        --------
                                      $  9,517       $ 11,046       $ 19,928       $   9,586       $   3,881
Minority Interest Income
  (Expense).......................          31           (558)           146            (786)            358
Equity in Earnings of Affiliated
  Companies.......................      18,286          9,165         10,203           5,423           7,121
                                      --------       --------       --------        --------        --------
NET INCOME........................    $ 27,834       $ 19,653       $ 30,277       $  14,223       $  11,360
                                      ========       ========       ========        ========        ========
Net Income Per Share..............    $   1.20       $    .87       $   1.34       $     .58       $     .49
                                      ========       ========       ========        ========        ========
Weighted Average Number of Common
  and Common Equivalent Shares
  Outstanding.....................      23,254         22,542         22,678          24,397          23,228
                                      ========       ========       ========        ========        ========

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         SEPTEMBER 30,
                                                       DECEMBER 31,     DECEMBER 31,         1997
                                                           1996             1995          (UNAUDITED)
                                                       ------------     ------------     -------------
ASSETS
Cash and Short-term Investments......................    $ 56,996         $ 56,981        $    43,101
Accounts Receivable, Net.............................     402,786          333,038            481,226
Other Current Assets.................................      44,464           39,970             65,774
                                                         --------         --------         ----------
Total Current Assets.................................    $504,246         $429,989        $   590,101
Property and Equipment, Net..........................      61,369           54,626             63,699
Goodwill.............................................     151,640           84,934            230,543
Investment in Affiliated Companies...................     202,397          187,456            163,135
Other Noncurrent Assets..............................      13,008            9,097             19,492
                                                         --------         --------         ----------
Total Assets.........................................    $932,660         $766,102        $ 1,066,970
                                                         ========         ========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts Payable and Accruals........................    $417,054         $371,767        $   568,550
Short-term Bank Borrowings...........................      79,698           49,982             67,015
Liability for Federal and Foreign Taxes on Income....       2,312            1,810                 --
Current Portion of Long-term Debt....................         270              199              1,524
Accrued Expenses.....................................      53,857           52,734                 --
                                                         --------         --------         ----------
Total Current Liabilities............................    $553,191         $476,492        $   637,089
                                                         --------         --------         ----------
Long-term Debt.......................................    $ 31,513         $  5,402        $    65,885
Liability for Deferred Compensation..................      44,501           36,538             41,837
Other Noncurrent Liabilities.........................      37,727           25,576             47,004
Obligation to Modem Media Partners...................      24,387               --                 --
                                                         --------         --------         ----------
Total Noncurrent Liabilities.........................    $138,128         $ 67,516        $   154,726
                                                         --------         --------         ----------
Common Stock.........................................    $  7,957         $  7,830        $     8,480
Paid-in Capital......................................     123,740          116,483            156,416
Retained Earnings....................................     119,399          105,800            122,368
Less-Treasury Stock..................................      (4,553)          (2,661)            (5,155)
Cumulative Translation Adjustment....................      (5,202)          (5,358)            (6,954)
                                                         --------         --------         ----------
Total Stockholders' Equity...........................    $241,341         $222,094        $   275,155
                                                         --------         --------         ----------
Total Liabilities and Stockholders' Equity...........    $932,660         $766,102        $ 1,066,970
                                                         ========         ========         ==========

     The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and the stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection at the following regional offices of the Commission:
7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661-2511; and copies may be obtained by mail at prescribed rates from the principal office of the Commission at 450 Fifth Street,

N.W., Washington, D.C. 20549. The Commission maintains a Website on the Internet that contains reports, proxy statements and other information
(http://www.sec.gov). Reports, proxy statements and other information concerning the Company also should be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

     Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

     9.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

     The Purchaser is a societe anonyme organized under the laws of France with its principal executive offices located at 133, Avenue des Champs Elysees, 75008 Paris, France. The Purchaser controls one of Europe's largest advertising networks, with offices in 58 countries and 99 cities. Publicis Communication and Publicis Worldwide are the holding companies for the Purchaser's advertising activities. Principal shareholdings of Publicis Communication and Publicis Worldwide include Publicis Conseil Group (umbrella unit for all agencies and specialized firms in France), Publicis FCB Europe Group (European agency network), Publicis/Bloom (US agency), Publicis Centre Media (media buying arm in France), and Publicis Consultants (new business strategy consultancy). The group of companies owned by Publicis Communication and Publicis Worldwide provide global advertising services in France and abroad. In addition to traditional advertising agency services, customers of Publicis are also provided a range of support services, including research, crisis management, public relations, financial advertising, design, in-house communications and recruitment advertising, direct marketing, sales promotion, and graphic and artwork services.

     The Purchaser is not subject to the information and reporting requirements of the Exchange Act and therefore does not file periodic reports or other information with the Commission relating to its business, financial condition or other matters. Set forth below is certain selected consolidated financial data with respect to the Purchaser and its subsidiaries excerpted or derived from audited consolidated financial statements and notes thereto published by the Purchaser for the three years ended December 31, 1996, 1995 and 1994 and from unaudited consolidated financial statements published by the Purchaser for the six-month periods ended June 30, 1997 and 1996 (collectively, the "Purchaser Financial Statements"). The following summary of the Purchaser Financial Statements is qualified in its entirety by reference to the full text of the Purchaser Financial Statements, copies of which are attached as exhibits to the
Schedule 14D-1/13D Amendment of the Purchaser filed with the Commission in connection with the Offer (the "Schedule 14D-1") and are incorporated in this Offer to Purchase by reference and may be inspected in the same manner as set forth with respect to the Company in Section 8.

     The Purchaser Financial Statements are presented in French francs ("FFR") and are prepared in accordance with accounting principles generally accepted in France ("French GAAP") and not in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). French GAAP differs in certain respects from U.S. GAAP. A summary description of the principal differences between French GAAP and U.S. GAAP relevant to the Purchaser is set forth in Schedule II of this Offer to Purchase. On December 31, 1996, December 29, 1995, December 30, 1994, June 30, 1997 and June 28, 1996, respectively, the noon US dollar buying rate in New York City for cable transfers in FFR, as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.0 per FFR 5.193, FFR 4.898, FFR 5.345, FFR 5.875 and FFR 5.144, respectively.

SELECTED FINANCIAL DATA OF THE PURCHASER AND ITS CONSOLIDATED SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                               (FFR IN THOUSANDS)

                                                                                SIX MONTHS ENDED      SIX MONTHS ENDED
                        YEAR ENDED         YEAR ENDED         YEAR ENDED            JUNE 30,              JUNE 30,
                       DECEMBER 31,       DECEMBER 31,       DECEMBER 31,             1997                  1996
                           1996               1995               1994             (UNAUDITED)           (UNAUDITED)
                       -------------      -------------      -------------      ----------------      ----------------
French GAAP:
REVENUES............   FFR 3,746,074      FFR 3,649,355      FFR 3,438,714        FFR 2,030,192         FFR 1,828,444
Payroll expenses....      (2,033,681)        (1,992,398)        (1,850,426)          (1,157,791)             (995,586)
Administrative
  expenses..........      (1,096,932)        (1,073,203)        (1,006,654)            (597,416)             (528,429)
Total expenses......      (3,130,613)        (3,065,601)        (2,857,080)          (1,755,207)           (1,524,015)
Other operating
  income............          62,492             77,003             76,389               29,755                32,521
EARNINGS BEFORE
  DEPRECIATION,
  INTEREST AND
  TAXES.............         677,953            660,757            658,023              304,740               336,950
Current income......         461,053            453,876            427,541              148,690               148,977
Total net income....         338,588            308,389            221,586              148,690               153,977
GROUP NET INCOME
  (EXCLUDING
  MINORITY
  INTERESTS)........         185,531            152,726            120,456               92,935                78,611
US GAAP:
GROUP NET INCOME
  (EXCLUDING
  MINORITY
  INTERESTS)........         171,369            139,948            128,248               85,891                69,886

                          CONSOLIDATED BALANCE SHEETS
                               (FFR IN THOUSANDS)

                                                                                    JUNE 30,
                                              DECEMBER 31,      DECEMBER 31,          1997
                                                  1996              1995           (UNAUDITED)
                                              -------------     -------------     -------------
French GAAP:
ASSETS
Fixed assets................................  FFR 1,785,704     FFR 1,634,341     FFR 2,006,185
Intangible and tangible fixed assets, net...      1,224,908         1,284,452         1,568,457
Long-term investments, net..................        560,796           349,889           437,728
Current assets..............................      5,753,259         5,607,947         6,140,041
Prepaid expenses............................         72,485            78,766            79,829
Total Assets................................      7,611,448         7,321,054         8,226,055
LIABILITIES AND SHAREHOLDERS' EQUITY
Consolidated shareholders' equity...........  FFR 2,397,066     FFR 2,180,288     FFR 2,319,805
Shareholders' equity........................      1,558,736         1,421,971         1,764,539
Minority interests..........................        838,330           758,317           555,266
Loss and contingency provisions.............        363,334           395,108           395,029
Current liabilities.........................      4,753,894         4,654,365         5,320,938
Other accruals..............................         97,154            91,293           190,283
Total liabilities...........................      7,611,448         7,321,054         8,226,055

US GAAP:
Consolidated shareholders' equity...........      1,553,746         1,409,944         1,752,802

     The largest shareholder of the Purchaser is Somarel, Societe Civile Familiale ("Somarel"), which is a family-held private company organized under the laws of France with its principal office located at 23, rue Alberic Majnard, 75016 Paris, France. Somarel is a company organized by the founder of Publicis and exists solely for the purpose of holding 3,095,640 shares of capital stock of the Purchaser, which shares represent 38.23% and 47.20% of the outstanding ownership and voting rights, respectively, of the Purchaser.

     The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of the Purchaser and Somarel are set forth in Schedule I of this Offer to Purchase.

     In 1989, Publicis and the Company formed a joint venture in which the two companies combined certain of their European operations. As part of the formation of the joint venture, the parties became stockholders of one another. Publicis Communication became a 20% stockholder of the Company, and the Company became a 26% stockholder of Publicis Communication. With respect to the joint venture and the cross stockholders of Publicis Communication and the Company, the parties entered into, among other agreements, a Master Alliance Agreement and a Stockholders Agreement, each dated January 1, 1989 (together, the "Joint Venture Agreements").

     As of the date of this Offer to Purchase, Publicis Communication, owns 4,658,000 Shares. Substantially all of these Shares were acquired as newly issued Shares in January 1989 at the time that the parties formed their European joint venture. From time to time, Publicis Communication has acquired Shares, but no such additional acquisitions have occurred in the last two years.

     In the years following the formation of the Publicis/Company joint venture, the parties had significant disagreements concerning the nature and scope of their joint efforts. In February 1997, the Company and Publicis announced a settlement of their disputes (the "February 1997 Settlement"), and on May 19, 1997, the parties signed a series of agreements which unwound their European joint venture (the "May 1997 Agreements"). After consummation of the transactions contemplated by the May 1997 Agreements, Publicis

Communication remained an 18.5% owner of the Company, and the Company became a 26.5% owner of Publicis Communication.

     The May 1997 Agreements contain certain provisions and understandings between the parties concerning their cross stockholdings and certain other matters of common interest. Pursuant to the May 1997 Agreements, Publicis transferred its ownership of certain agencies in France, the United Kingdom, Portugal and Greece to the Company. In exchange, the Company transferred its ownership of 49% of the parties' joint venture to Publicis for an additional equity stake in Publicis Communication, which raised its ownership of Publicis Communication to 26.5%. In addition, the Company transferred to Publicis its ownership of certain agencies in Germany, Australia and New Zealand and entered into certain other agreements with respect to agencies in India, Thailand and Argentina. The May 1997 Agreements also address other relationships between the parties, including, but not limited to: certain put, call and sale arrangements with respect to the Company's equity stake in Publicis Communication; the parties rights, under certain circumstances to maintain their percentage equity ownership of the other party; certain financial reporting requirements of each of the parties; the ownership and use of the respective companies' agency brand names; the servicing of clients of one party by the other in certain specified markets; and the rights of each party to have a member on the board of directors of the other party under certain circumstances.

     The May 1997 Agreements also required the Purchaser to deliver to the Company a customary "affiliate letter" with respect to pooling of interests accounting treatment for the Bozell Merger. On October 17, 1997, the Purchaser delivered its affiliate letter to the Company. The affiliate letter delivered by the Purchaser provides that, among other things, the Purchaser will not sell, transfer or otherwise dispose of, or reduce its risk with respect to, the Shares owned by it for a specified period prior to and following consummation of the Bozell Merger. The Purchaser may withdraw such letter if a majority vote of the outstanding Shares in favor of the Bozell Merger is not obtained within 60 days of November 26, 1997. If the Bozell Merger is not approved by January 25, 1998 or if the vote obtained at the Special Meeting of the stockholders of the Company to be held on December 30, 1997, and any adjournments and postponements thereof (the "Special Meeting"), is less than a majority of the outstanding Shares, the Purchaser currently intends to withdraw its affiliate letter. In the event the Bozell Merger is approved by less than a majority of the outstanding Shares and the Company nonetheless seeks to effect the Bozell Merger, the Purchaser will reassess its investment in the Company. Because the Purchaser believes that consummation of the Bozell Merger will diminish the value of the surviving company, the Purchaser may sell its Shares. Certain actions which the Purchaser might take in this regard could have the effect of precluding the use of "pooling-of-interests" accounting treatment for the Bozell Merger. Such actions include a sale, transfer or other disposition of, or other reduction of its risk with respect to, all or part of the Shares then owned by the Purchaser. If the Company is required to treat the Bozell Merger as a purchase for accounting purposes, the Purchaser believes that the resulting goodwill charge would substantially dilute the Company's earnings per Share even if the Company achieves the pro forma financial projections set forth in the Company Proxy.

     The foregoing summary of the Joint Venture Agreements, the February 1997 Settlement and the principal May 1997 Agreements is qualified in its entirety by reference to the text thereof, copies of which are filed as exhibits to the
Schedule 14D-1 and are incorporated in this Offer to Purchase by reference and may be inspected in the manner as set forth with respect to the Company in
Section 8.

     Except as set forth elsewhere in this Offer to Purchase: (i) neither the Purchaser nor Somarel nor, to the knowledge of the Purchaser, any of the persons or entities listed in Schedule I hereof or any associate or majority-owned subsidiary of the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither the Purchaser nor Somarel nor, to the knowledge of the Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither the Purchaser nor Somarel nor, to the knowledge of the Purchaser, any of the persons or entities listed in Schedule I hereof, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) since January 1, 1994, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Purchaser or Somarel or any of their respective subsidiaries or, to the knowledge of the Purchaser, any of the persons or entities listed in Schedule I hereof, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (v) since January 1, 1994, there have been no contacts, negotiations or transactions between the Purchaser or Somarel or any of their respective subsidiaries or, to the knowledge of the Purchaser, any of the persons or entities listed in Schedule I hereof, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. As described above, in 1989, Publicis and the Company formed a joint venture in which the two companies combined certain of their European operations. As part of the formation of the joint venture, the parties also became stockholders of one another. Publicis Communication became a 20% stockholder of the Company, and the Company became a 26% stockholder of Publicis Communication.

     In the years following the formation of the Publicis/Company joint venture, the parties had significant disagreements concerning the nature and scope of their joint efforts. During the period of September 1994 through May 1997, the Company and Publicis were involved in international arbitration proceedings concerning their European joint venture. The parties alleged that each had breached certain provisions of their agreements, and, in February 1995, Publicis rescinded the master agreement governing the parties' arrangements.

     Throughout the period of their dispute, directors and senior management of both Publicis and the Company met to discuss various aspects of the parties' disagreements and, in November 1995, Maurice Levy, the Chief Executive Officer of Publicis, presented to the Board of Directors of the Company a proposal to merge the two companies' advertising businesses. No substantive merger discussions between the parties followed that presentation.

     During 1996, Publicis and the Company at various times held discussions and exchanged correspondence concerning the parties' joint venture and the possibility of unwinding the parties' cross-stockholdings or merging the two companies.

     In February 1997, the Company and Publicis announced the settlement of their disputes and executed a binding Memorandum of Agreement which provided for the dissolution of the joint venture, the transfer of certain agencies to each of the parties and the cross-shareholdings which exist as of the date of this Offer to Purchase. That Memorandum of Agreement contemplated the negotiation and signing of definitive agreements, which were executed on May 19, 1997. Those agreements are referred to herein as the "May 1997 Agreements" and are described in "Certain Information Concerning the Purchaser." After consummation of the transactions contemplated by the May 1997 Agreements, Publicis Communication remained an 18.5% owner of the Company, and the Company became a 26.5% owner of Publicis Communication.

     On July 31, 1997, the Company announced that the Company and CAC had entered into the Bozell Merger Agreement. See "Introduction" for a description of certain terms of the Bozell Merger Agreement. The Company's largest stockholder, Publicis, was not consulted with respect to the Bozell Merger, and, since the July announcement, neither Publicis nor the other stockholders of the Company had been provided with detailed information with respect to the Bozell Merger until the dissemination of the Company Proxy on December 1, 1997.

     On November 10, 1997, Publicis sent the following letter to the Board of Directors of the Company:

        Board of Directors
        True North Communications
        101 East Erie Street
        Chicago, IL 60611
        USA

        Members of the Board:

        Publicis was disappointed in August when we learned of True North's agreement to merge with Bozell. Publicis believes that True North's transaction with Bozell is contrary to the best interests of True North's stockholders, of which Publicis is by far the largest with 18.5% of True North's common stock. The acquisition does not solve True North's fundamental strategic weakness, which has been its failure to establish a global presence. Bozell is primarily a U.S.-based business with a weak international presence, and Publicis believes that its acquisition by True North will compound, rather than solve, True North's strategic weaknesses. As global marketers have increasingly demanded worldwide coverage, True North has continued to focus on its U.S. business and as a result, we believe that True North now finds itself at a significant competitive disadvantage. In short, True North's proposed acquisition of Bozell does nothing to solve these problems, and we believe (based on the limited information that has been made available to date) that the price to be paid for Bozell significantly exceeds the value of Bozell's business. For these reasons, Publicis intends to oppose and vote against the merger of Bozell and True North.

        As many of you know, Publicis has for some time believed that a combination of Publicis Communication's businesses with those of True North would create a powerful global presence with tremendous opportunities for growth. In November 1995, I made a presentation to the Board of True North in which the significant benefits of combining our two networks were clearly outlined. We at Publicis continue to believe that a merger between Publicis Communication and True North is in the best interests of both True North's and Publicis' stockholders and their respective clients and employees.

        Merging our two companies' networks would create a combined entity with a very strong and creative presence in most of the world's significant markets, enabling us to deliver a complete range of services to global clients. Combining Publicis Communication and True North solves True North's fundamental strategic weakness by adding a strong international network which is a market leader in Europe. Although our two companies have had disagreements in the past, the mutual interests of our respective stockholders require us to put those differences aside and to work together to maximize the values that can be achieved by combining True North's and Publicis Communication's businesses.

        After considering our options and reviewing the information that is available to us, we have concluded that the strategic advantages of a Publicis Communication/True North combination are too compelling for Publicis to ignore. Accordingly, I am writing to inform you that Publicis is prepared to propose a business combination between Publicis Communication and True North in which each outstanding share of True North would be valued at US$28. Publicis is prepared to discuss with True North and its representatives the details of our proposal, including the cash and stock components of our US$28 valuation. We are ready to meet with the Board and its advisors to present our plans and to discuss transaction structures which maximize value for both True North's and Publicis' stockholders.

        As I have repeatedly indicated to this Board and to senior management of True North, a combination of Publicis Communication and True North would be a strategically perfect fit. The two companies would represent a worldwide structure, better able to serve current clients and ideally positioned to offer the full range of services that today's global marketers expect. Publicis is prepared to discuss with you as soon as possible business combination transactions which would, we believe, create significantly greater short- and long-term value for True North's stockholders than your current merger with Bozell. We are prepared to leave our past disagreements behind us in order to pursue this opportunity, and we urge you to do the same for the benefit of the stockholders of both of our companies.

        We hope that you will view our proposal as we do -- a unique opportunity for the stockholders of True North to maximize the value of their shares. The strategic benefits of the combination are undeniable and, we believe, far superior to the Bozell transaction which ignores the strategic imperatives of our respective businesses. We would be willing to meet with you and your advisors at your earliest convenience to discuss our proposal and to answer any questions you may have. Our preferred course would be to negotiate a transaction that can be presented to our respective stockholders and clients as the amicable and joint effort of Publicis, True North and each of the companies' Boards of Directors and senior management.

        I hope that each of you will give our proposal serious consideration, and I look forward to your reply. We stand ready to meet with the Board to present our plans.

        Very truly yours,

        Maurice Levy

     Publicis' proposal contemplates the consolidation of the Company and Publicis under one management. See "Purpose of the Offer and the Proposed Publicis Combination; Plans for the Company." In this way, the combined entity will have the tremendous advantage of a strong U.S. and international network, as today's market requires. This structure avoids, however, the difficulties inherent in the joint venture, which did not achieve its potential because it lacked a clear chain of command and a fully integrated structure.

     The Company did not disclose Publicis' letter or the prior Publicis overture to merge to the public. Instead, the Company -- perhaps recognizing that Publicis' opposition and counter-offer would seriously threaten the Bozell Merger - hastily set a record date for the Special Meeting (the date used to determine who is entitled to vote at the Special Meeting) without giving adequate prior notice to the stockholders of the Company. Without revealing to the NYSE or to the public the highly material information that it had received from Publicis, the Company set a record date of Tuesday, November 18, 1997. Because trades of securities take three business days to settle, every stockholder of the Company who purchased Shares after Thursday, November 13, 1997 -- including persons who purchased at higher prices that prevailed after the public announcement of Publicis' opposition and counter-proposal -- has been disenfranchised.

     The Board of Directors of the Company met on November 12, 1997 at a regularly scheduled meeting. The Board of Directors of the Company did not, however, respond to the Publicis letter and, instead, remained silent. After a week without any response to its offer, on November 17, 1997, Publicis publicly released the text of its November 10, 1997 letter.

     Also on November 17, 1997, the Company filed a complaint in the Delaware Court of Chancery against Publicis and issued the following press release:

                        True North Files for Injunction

             Chicago, IL -- True North Communications Inc. (TNO) disclosed that it filed, in Delaware Chancery Court, a request for a preliminary injunction against Publicis Communication to provide customary historical financial documentation it is contractually obligated to give to True North under the terms of the settlement agreement, dated May 19, 1997, that dissolved the alliance between True North and Publicis.

             This financial documentation will be part of the historical information supplied to the SEC in regard to True North's intended acquisition of Bozell, Jacobs, Kenyon & Eckhardt. In the May 19, 1997 settlement agreement Publicis and True North contractually committed to cooperate with each other in such transactions.

     By its lawsuit, the Company sought to enjoin Publicis to instruct its accountants, Mazars & Guerard, to deliver to the Company all the documents, comments and information requested by the Company in order to obtain the Commission's approval of the Company Proxy. Publicis disputed both the underlying factual allegations of the lawsuit as well as the Company's claim to relief. Nonetheless, in order to defuse any miscommunication, shortly after receiving the Company's papers containing this request, Publicis expedited the process of providing certain routine accounting information to the Company.

     During the course of the day on November 17, 1997, and in response to the Publicis announcement of its November 10, 1997 letter, the trading price of the Shares on the NYSE rose to $26 (from $23 3/8 per Share at the close of trading on November 16, 1997). After the close of trading on November 17, 1997, the Company issued the following response to Publicis' November 10, 1997 merger proposal:

        Mr. Maurice Levy
        Publicis
        133 Champs-Elysees
        75008 Paris
        France

        Dear Maurice:

        The Board of Directors of True North considered your unsolicited letter dated November 10, 1997 at our regularly scheduled board meeting held on November 12. Your letter was discussed at length and the Board had the benefit of counsel from its legal and financial advisors -- Sidley & Austin and Morgan Stanley. We have been asked by the Board to respond to your letter.

        The Board unanimously (with Ali Wambold, your Publicis designee, recusing himself and Mike Murphy absent due to illness) resolved to decline your invitation to meet to discuss the transaction which you are prepared to propose. Among other things:

             - The Board reaffirmed its desire to pursue the pending
               merger transaction with BJK&E (Bozell) because we feel it is in the best interests of our shareholders.

             - As best as the Board can understand the financial terms
               of your letter, they are not materially different from other strategic alternatives which the Board has explicitly considered and turned down in the past.

             - The Board believes it is unrealistic to ignore a decade
               of difficulties between our two companies, which (if they were to persist) would directly and adversely affect the value of any combination you propose, and further believes any such combination could cause significant fallout of key clients and key employees.

             - The Board concluded after being advised by counsel that
               your letter does not provide a basis which would allow us, in keeping with our contractual obligations to Bozell, to engage in discussions.

             - The Board has been advised that your letter stating that you are prepared to make a proposal would require significant discussion and time to define and execute, thereby significantly jeopardizing our timetable for other considerations.

        The Board remains committed to the Bozell deal and must point out that our progress in moving toward closing it is being delayed by lack of responsiveness from Publicis in providing the information it is contractually required to provide for our SEC filing. While Publicis is obviously free to vote in any manner it chooses, we urge that it carefully, fully and promptly comply with its obligations under the May 19, 1997 Agreement wherein it promised to take reasonably requested action in support of a True North acquisition. We believe that, when Publicis reviews the information contained in the proxy statement, it will ultimately conclude that the True North/Bozell transaction will benefit the existing stockholders.

        Very truly yours,

        Bruce Mason
        Rick Braddock

     On November 18, 1997, Publicis issued the following press release:

          Publicis Responds to True North's Rejection of Its Proposal

        Paris, November 18, 1997 -- Publicis S.A. announced today that it was disappointed by the response it had received from the Board of Directors of True North Communications Inc. to
        Publicis' letter of November 10.

        Publicis continues to believe that its proposal for a business combination with True North, which would value each True North share at US$28, is financially and strategically superior to the pending Bozell transaction. Publicis reiterated its opposition to the Bozell merger and reaffirmed its intention to vote its True North shares against the transaction.

        In light of the True North's Board's summary rejection of the Publicis offer, Publicis is considering all options available to it to enable the stockholders of True North to realize the full value of their investment.

     On November 21, 1997, William D. Perez, the President and Chief Executive Officer of S.C. Johnson & Son, Inc. (a privately-held consumer products company and a client of both the Company and Publicis), wrote a letter to Maurice Levy concerning Publicis' November 10, 1997 proposal. In his letter, Mr. Perez expressed support for senior management of the Company and advised Mr. Levy that the S.C. Johnson account might not stay with the Company following a change of control of the Company. On November 26, 1997, Mr. Levy responded to Mr. Perez's letter by explaining the position that Publicis had taken with respect to the Bozell Merger and by setting forth the reasons for Publicis' November 10, 1997 proposal.

     On November 26, 1997, Publicis commenced a lawsuit against the Company and its directors in the District Court for breach of their fiduciary obligations:
(i) by interfering with the stockholders' franchise in setting a premature record date for the Special Meeting; (ii) for the directors' failure to reasonably inform themselves and to maximize stockholder value; (iii) for the directors' failure to place the stockholders' interest ahead of their own; and
(iv) for the Company's unreasonable and disproportional response to Publicis and Publicis' proposal to the Company. Publicis seeks preliminary and permanent injunction relief and damages. Publicis also has filed a motion for a preliminary injunction and expedited discovery. Discovery has commenced, but the District Court has not yet ruled on Publicis' motion.

     On December 3, 1997, Publicis received a letter from the Company requesting that, pursuant to the May 1997 Agreements, Publicis support the Bozell Merger and refrain from taking actions against it. Publicis does not believe that the May 1997 Agreements require Publicis to support the Bozell Merger or refrain from taking action against it.

     On December 3, 1997, the Company filed an answer to the complaint filed by the Purchaser in the District Court. In addition, the Company filed a counterclaim (the "Counterclaim") against the Purchaser, Publicis Communication and Maurice Levy, the President and Chief Executive Officer of the Purchaser. The Counterclaim alleges that the Purchaser's publication of its November 10, 1997 letter to the Company and the Purchaser's related comments are false and misleading in violation of the federal proxy rules. The Counterclaim states, among other things: "Publicis' supposed proposal to acquire the Company is nothing more than a ruse designed to interfere with the proposed Bozell acquisition and to mislead the stockholders of the Company. Publicis has indicated . . . that the 'combination' Publicis referred to in the November 10, 1997 letter was in actuality an acquisition of the Purchaser by [the Company]."

     The Counterclaim also alleges that Publicis Communication, the Purchaser and Mr. Levy tortiously interfered with the exercise by one or more of the Company's directors of their fiduciary duties, breached the May 1997 Agreements, and tortiously interfered with the current and expected business relationship between the Company and Bozell. The Counterclaim states: "Though Publicis has publicly stated that it is opposing the True North-Bozell transaction in the interests of shareholder value, its actions have not been consistent with the best interests of an open shareholder vote. Its real intention is to block the
True North-Bozell transaction by any means . . . ." The Counterclaim seeks an order for corrective disclosures, injunctive relief, compensatory and punitive damages and reimbursement of court costs and attorneys' fees.

     Also on December 3, 1997, the Board of Directors of Publicis approved the terms of the Initial Offer and the Proposed Publicis Combination.

     On the morning of December 4, 1997, Maurice Levy placed calls to each of Bruce Mason and Richard Braddock to inform them of the Initial Offer and the Proposed Publicis Combination. Also on December 4, 1997, Publicis sent the following letter to the Board of Directors of the Company:

        Board of Directors
        True North Communications Inc.
        101 East Erie Street
        Chicago, Illinois 60611
        USA

        Members of the Board:

        As you know, on November 10, 1997, I wrote to you to propose a business combination between Publicis and True North in which each outstanding share of True North would be valued at $28. We were therefore disappointed when True North notified us on November 17 that the Board had declined Publicis' invitation to discuss the transaction.
        Since that date, True North's Proxy Statement/Prospectus with respect to the pending merger with Bozell has been made public. The information set forth in that document confirms our strong conviction that the Bozell transaction is contrary to the interests of True North's stockholders. Publicis' view that the Bozell merger does nothing to address True North's strategic imperatives has only been compounded by your recent disclosure of the financial aspects of the Bozell deal. Not only does the acquisition magnify True North's international weaknesses, but it does so at a price that is far in excess of any reasonable valuations of Bozell's businesses.

        After an intensive review of True North, we have concluded that the financial and strategic imperatives of combining our two companies are too compelling to ignore. Accordingly, I am writing to inform you of Publicis' intention to commence an all-cash tender offer for 9,619,904 shares of True North stock at a price of $28 per share. We believe that this represents an exceptionally attractive opportunity for your share owners -- specifically, our all-cash offer represents a 20% premium over the price of the True North stock on the day prior to the announcement of our $28 proposal.

        After consummation of the tender offer, Publicis and its affiliates would be the beneficial owners of a majority of the issued and outstanding True North shares. Publicis would then consummate a business combination with True North in which Publicis' worldwide advertising network would be combined with True North's.

        In the combination of our two businesses, True North would become the owner of all of Publicis' advertising-related assets and the proposed transaction would effectively consolidate the True North and Publicis agency networks under True North's control. Following consummation of those transactions, the True North common stock would continue to be outstanding and listed on the New York Stock Exchange. In exchange for the transfer of Publicis' businesses to True North, True North would issue to Publicis additional shares. In the proposed transaction, Publicis' businesses would be transferred to True North at a valuation for such businesses which would yield an estimated post-transaction value of $28 per True North share.

        The transaction we propose represents a unique opportunity to build a combined enterprise capable of delivering the worldwide services that today's global marketers demand. Together, our businesses would have annual revenue of over $1.2 billion and would have operations in 77 countries around the world. The fit between our two companies is perfect, and we at Publicis have nothing but the highest respect for the senior agency personnel and other creative staff at the True North agencies, the vast majority of whom we intend to retain following consummation of the transaction.

        Our offer is not subject to any financing contingencies. The offer is, of course, subject to the termination of the Bozell Merger Agreement in accordance with its terms. Publicis intends to solicit proxies against the Bozell merger and has today filed with the SEC preliminary proxy materials in opposition to your pending transaction. We are committed to maximizing the value of the stockholders' investment in True North. Therefore, even if you refuse to consider our offer, we intend to demand that the Board solicit competing proposals for the sale of True North. Publicis is prepared to participate in such an auction by making an offer for the company at least equal in value to our current proposal. If a competing bidder makes an offer for True North at better terms than those of our final bid, Publicis intends to support such an offer.

        Sincerely,

        Maurice Levy

     Also on December 4, 1997, the Purchaser and Publicis Communication filed preliminary solicitation materials with the Commission seeking revocations and conditional proxies from the stockholders of the Company in opposition to the Bozell Merger.

     On December 5, 1997, the Company moved for a temporary restraining order from the District Court enjoining the Purchaser from engaging in any conduct that is not in support of the Bozell Merger (other than voting against the Bozell Merger), including by commencing the Initial Offer and by soliciting the stockholders of the Company to vote against the Bozell Merger. On December 8, 1997, the Purchaser sent the following letter to the Company's Board of
Directors:

        Board of Directors
        True North Communications Inc.
        101 East Erie Street
        Chicago, Illinois 60611
        USA

        Members of the Board:

        As you know, I wrote to the Board on November 10, 1997 to propose a business combination between Publicis and True North in which each outstanding share of True North would be valued at $28. After being notified by True North that the Board had declined our invitation to discuss the transaction and after analyzing the information set forth in True North's Proxy Statement/Prospectus relating to the pending Bozell merger, we decided to take our proposal directly to True North stockholders by announcing our intention to commence a tender offer for 9,619,904 True North shares at a price of $28 per share in cash and by opposing the pending Bozell merger at the special meeting of True North stockholders.

        Through the tender offer and the solicitation of revocations and conditional proxies in opposition to the Bozell merger, we are seeking to give True North stockholders the opportunity to decide for themselves whether they wish to receive a premium for their True North shares or pay a premium for Bozell. While Publicis has been going to great lengths to give True North stockholders this opportunity to evaluate and choose, True North has been going to even greater lengths to deny True North stockholders this choice.

        On December 5, 1997, True North publicly released a letter addressed to its stockholders that stated, in part, that "[y]our Board will carefully consider Publicis' offer and report its recommendation to True North stockholders" and that "you are urged not to act hastily with respect to your investment in True North, but to await the findings and conclusions of your Board to ensure that your decision is fully informed." The letter concluded by stating that "[w]e will endeavor to keep you informed promptly of further significant developments in this matter." At the same time that it was publicly announcing its commitment to consider Publicis' offer and to keep its stockholders promptly informed, True North without disclosure to its stockholders was seeking on an expedited basis a Federal court order enjoining the Publicis tender offer and solicitation in opposition to the Bozell merger.

        Based upon the recent actions of True North management in seeking to deny its stockholders the opportunity to choose between the Publicis offer and the Bozell merger, we believe that a conflict of interest may exist between management members of the Board and True North stockholders. We therefore strongly feel that it is in the best interests of True North and its stockholders for a special committee of independent directors of True North (with separate legal and financial advisors) to be appointed and vested with the authority to negotiate with Publicis with respect to Publicis' proposal or with any other serious bidder for True North.

        As the largest stockholder of True North, Publicis believes that True North should immediately stop wasting corporate funds in its attempt to have Publicis enjoined from making its tender offer and solicitation in opposition to the Bozell merger without legitimate grounds. As you well know, the pooling provision at issue in the litigation was never intended to preclude Publicis from exercising its rights as a True North stockholder or from offering to purchase additional True North shares at a premium.

        As we have previously indicated, we stand ready to meet with you and your advisors at any time to discuss a combination of Publicis with True North. We are willing to discuss and negotiate all aspects of our offer, including price and structure. We also remain committed to maximizing True North stockholder value including, if necessary, through an auction of True North, in which we are prepared to participate.

        Sincerely,

        Maurice Levy

     The Company did not respond to the Purchaser's December 8, 1997 letter, and on December 9, 1997, the Purchaser sent the following letter to the Company's Board of Directors:

        Board of Directors
        True North Communications Inc.
        101 East Erie Street
        Chicago, Illinois 60611
        USA

        Members of the Board:

        I am writing to communicate directly to each of you Publicis' deep offense at your attorneys' argument in court yesterday that the pooling agreement gives True North a blank check to force Publicis to "support" the Bozell deal.

        It is ludicrous to believe or take the position that Publicis would commit itself to supporting a transaction that it has opposed since even before the February 1997 Memorandum of Understanding. As we have said for a long time, the deal fails to address True North's basic strategic weakness, which is its lack of any significant international presence, and comes at a very high price to True North.

        If True North succeeds in denying its stockholders the opportunity to decide for themselves whether they wish to receive a premium for their True North shares or pay a premium for Bozell, we intend to make certain that the True North Board is held accountable for its breaches of fiduciary duty if, as we expect, the Bozell deal proves to be a very costly failure.

        Despite our past differences and the recent courtroom events, we continue to stand ready to meet with you and your advisors at any time to discuss a combination of Publicis with True North. As we stated in our December 8 letter to the Board, we are willing to discuss and negotiate all aspects of our offer, including price and structure, and remain committed to maximizing True North stockholder value including, if necessary, through an auction of True North, in which we are prepared to participate.

          Sincerely,

          Maurice Levy

     On December 10, 1997, the District Court ruled in favor of the Company on its motion for injunctive relief upon a finding that one of the May 1997 Agreements -- titled "Pooling Agreement" (the "Pooling Agreement") -- prohibits the Purchaser from taking actions that do not "support" the Bozell Merger (other than voting against the Bozell Merger) including making the Initial Offer and soliciting revocations and conditional proxies in opposition to the Bozell Merger. Accordingly, the District Court preliminarily enjoined Publicis, Mr. Levy and their respective officers, agents and employees from announcing, commencing or further proceeding with any tender offer for the Shares; soliciting, contacting or otherwise communicating in any way with any record or beneficial holder of the Shares, by means of soliciting proxies or otherwise, to urge stockholders to vote against the Bozell Merger or related proposals or to urge stockholders not to vote on the Bozell Merger; or inducing, assisting or encouraging third parties to take actions in opposition to the Bozell Merger. Also on December 10, 1997, the Purchaser issued the following press release:

                      Publicis Announces Withdrawal of its
                       Tender Offer for True North Shares

        Paris, December 10, 1997 -- Publicis S.A. announced today that, as result of today's order by U.S. District Judge Joan Gottschall enjoining it from making or continuing any tender offer for True North, it is withdrawing its previously announced tender offer for 9,619,904 shares of common stock of True North Communications Inc. Publicis stated that it intends to seek an emergency appeal and a stay of the preliminary injunction pending the appeal. A hearing on Publicis' motion to enjoin the proposed merger between True North and Bozell, Jacobs, Kenyon & Eckhardt has been scheduled for December 18, 1997. Publicis further stated that, pending the outcome of these court proceedings, it is considering all of its options in connection with its proposal for a business combination with True North.

     Also on December 10, 1997, the Company sent the following letter to the
Purchaser:

        Mr. Maurice Levy
        Publicis S.A. and Publicis Communication
        133, avenue des Champs-Elysees
        75380 Paris Cedex 08
        FRANCE

        Dear Maurice:

        By now you should be absorbing the full significance of our victory in obtaining a preliminary injunction. You are also, no doubt, contemplating whether or not you wish to continue to expend time, energy and money on trying to figure out how you might circumvent the judge's ruling, appealing that ruling or (in the unlikely event that the ruling is overturned), pursuing your campaign of disruption.

        As you ponder these matters, you and your boards should know that:

             - The True North Board is fully united in its determination to publicly reject the offer described in your December 4 letter, when and if you are ever allowed to make it. This view is based upon our board's conclusions, after careful consideration in two separate meetings with the benefit of financial and legal advice, that

               -- We believe that the Bozell deal would yield more in
                  value than the Publicis offer, and the acquisition of Bozell allows us to realize our long-standing strategic vision for a multi-brand architecture.

               -- We believe that a proper takeover premium for True
                  North, even without Bozell, would yield more than $28 and have a written "inadequacy opinion" from Morgan Stanley to that effect.

               -- We believe that the offer you attempted to make is
                  best understood as a conditional, partial offer for up to 38% of our stock followed by an indefinitely valued second step transaction in which no additional consideration will flow directly to our shareholders. Even before the second step is completed, True North's public shareholders would become minority holders of a Publicis subsidiary. We believe the "blended value" to our shareholders of these two steps would likely be less then $28.

               -- As fiduciaries, we have grave concerns about
                  delivering control to Publicis of our company if it were to have a continuing public minority.

             - You are seriously mistaken in your belief that your
               relationship problems are limited to senior management at the holding company level. Your ten years of disruptive antics, which have reached a crescendo in the past few weeks, have alienated key people throughout the organization. Indeed, the seven-member board of FCB management, our principal operating subsidiary, fully supports the decision of True North Board to reject the offer you attempted to make.

             - We vehemently disagree with your assertion that True
               North lacks the global capacity to serve multinational clients. In short, we don't need Publicis for strategic reasons.

             - Our response to your contract breaches will not be
               limited to an injunction. We will press for a recovery of full compensatory damages -- as well as punitive damages. Further, to the extent that Publicis Communication, in which we are a 26.5% shareholder, bears any expense or loss, we will seek damages from PSA and personally from the Publicis Communication directors who are responsible for that loss.

             - In fact, you will put Publicis and its directors,
               individually, into greater financial risk if the Bozell deal doesn't go forward on account of your breaches before the judge ruled. In that instance, the measure of damages to True North and to Bozell would expand dramatically.

             Finally we wish to acknowledge receipt of additional correspondence from you dated December 8 and 9, 1997. At the present time, those letters seem moot. However, for the record, we should note that we disagree with your various assertions.

               Sincerely,

               Bruce Mason
               Richard S. Braddock

     On December 11, 1997, Publicis was granted leave to file and filed a supplemental and amended complaint (the "Amended Complaint"), amending the complaint filed by Publicis in the District Court on November 26, 1997. In addition to restating the allegations in the initial complaint, the Amended Complaint asserts, among other things, misrepresentations and omissions in the Company Proxy. The Amended Complaint also seeks to force the Company to redeem the Rights Agreement or to amend the Rights Agreement so that it is not triggered by the Offer. The Amended Complaint alleges, among other things, that the Company Proxy does not provide information about certain offers received or combinations discussed that would allow the Company's stockholders to compare the Publicis proposals and the Bozell Merger with prior offers or proposed combinations. The Amended Complaint also alleges that the Company Proxy suggests that the "Other Interested Party's" proposed transaction was of less value to the Company's stockholders than the Bozell Merger by stating that the closing price of Shares on November 25, 1997, the day before the date of the Company Proxy, was above the "Other Interested Party's" final tentative offering price but fails to disclose to the Company's stockholders that "the price on November 25, 1997 reflected the $2.63 jump in the Company's share value on November 17, 1997, when Publicis disclosed its proposed offer."

     The Amended Complaint further alleges that a letter included in the Company Proxy dated December 2, 1997 originally directed to the Company's stockholders who are also the Company's employees "erroneously states that 'Publicis withh[eld] some obligatory financial documentation [from True North]' and blames Publicis for causing an alleged delay in obtaining SEC approval of the Company's proxy solicitation materials." According to the Amended Complaint, (i) the Company did not ask Publicis for "financial documentation," such as financial statements, but for a statement from its accountants as to which standards had been applied to certain financial statements of Publicis Communication, and (ii) Publicis did not withhold anything, but requested its accountants to comply. The Amended Complaint also alleges that any delay in the Commission declaring the Company Proxy effective was not caused by Publicis' purported delay in providing the accountants' statements requested by the Company.

     Finally, the Amended Complaint alleges that the Company has tried to mislead its stockholders into believing that the results of the proxy solicitation, and the Bozell Merger, are a forgone conclusion. In particular, the Amended Complaint complains of statements allegedly made by Bruce Mason, Chairman and Chief Executive Officer of the Company, on the CNBC network's "Power Lunch" program to the effect that the Company expected the Bozell Merger to be completed by December 31, 1997 (which would be possible only if the Company stockholders were to approve the Bozell Merger at the Special Meeting) and in an interview to the Paris daily newspaper Le Figaro, in which Mr. Mason allegedly predicted that the Bozell Merger was a near certainty, stating that the Company and Bozell "are going to constitute" a very powerful combination. Discovery has commenced with respect to the Counterclaim, but the District Court has not ruled on the matter.

     On December 15, 1997, the Court of Appeals vacated the District Court's Preliminary Injunction Order, holding that the Preliminary Injunction Order had been issued in violation of a provision of the Pooling Agreement that requires disputes concerning this agreement to be decided solely in courts located in Delaware.

     Also on December 16, 1997, Publicis amended its preliminary solicitation materials. The purpose of the solicitation is to oppose the Bozell Merger and facilitate the Offer and the Proposed Publicis Combination. The solicitation is being made only pursuant to such separate solicitation materials which comply with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

     Also on December 16, 1997, the Purchaser commenced the Offer.

     11. PURPOSE OF THE OFFER AND THE PROPOSED PUBLICIS COMBINATION; PLANS FOR THE COMPANY.

PURPOSE OF THE OFFER AND THE PROPOSED PUBLICIS COMBINATION.

     Since the inception of the parties' joint venture in 1989, the Purchaser has believed that the combination of the Company and Publicis would represent a strong, dynamic and strategic force in the U.S. and international markets. In November 1995, Maurice Levy, the Chief Executive Officer of Publicis, made a presentation to the Company's Board of Directors in which he described in detail the significant benefits of combining the two companies. The Purchaser continues to believe that a combination between the Company and Publicis is in the best interests of both the Company's and the Purchaser's stockholders and their respective clients and employees. Publicis' November 10, 1997 letter to the Company's Board of Directors sought to initiate discussions with respect to a business combination between Publicis and the Company (in a manner consistent with the provisions of the Bozell Merger Agreement). The Company's belated response was to decline to seriously consider the Publicis proposal or to meet with Publicis or its representatives.

     The purpose of the Offer is to acquire a majority of the total number of Shares outstanding on a fully diluted basis as the first step in consummating the Proposed Publicis Combination. The Purchaser intends, as soon as practicable following consummation of the Offer, to effect the Proposed Publicis Combination. The purpose of the Proposed Publicis Combination is to contribute to the Company all of the advertising-related businesses owned directly and indirectly by the Purchaser in exchange for the issuance of additional Shares to the Purchaser, creating a combined Company to be run by the most talented executives of Publicis and the Company with a powerful international presence.

     In order to effect the Proposed Publicis Combination, the Purchaser is seeking to negotiate the terms of a definitive agreement with the Company pursuant to which the Proposed Publicis Combination would be consummated as soon as practicable following consummation of the Offer. The Purchaser intends that in the Proposed Publicis Combination, (i) each Share that is issued and outstanding immediately prior to the effective time of the Proposed Publicis Combination would remain outstanding (other than the 4,658,000 Shares owned by Publicis Communication, which would become treasury shares of the Company and cease to be outstanding) and (ii) the issued and outstanding shares of capital stock of Publicis Communication and Publicis Worldwide (other than the shares of capital stock of Publicis Communication held by the Company, which shares shall be canceled by operation of the merger) would be converted into an estimated 26,587,937 Shares. Following consummation of the transactions contemplated by the Offer and the Proposed Publicis Combination, the Purchaser estimates that it would own approximately 71.8% of the outstanding Shares on a fully diluted basis, with the remaining 28.2% of the Shares being owned by the stockholders of the Company immediately prior to the effective time of the Proposed Publicis Combination. Following the consummation of the Proposed Publicis Combination, the Purchaser expects that the Shares would continue to be listed on the NYSE. Publicis Communication and Publicis Worldwide own all of the Purchaser's global advertising related businesses. See Section 9. The exchange ratio for the Shares to be issued to the Purchaser in the Proposed Publicis Combination has been set with the intention of yielding a post-merger common equity valuation of the Company of $28 per Share.

     The Purchaser has made certain assumptions as to the pro forma effect of the Offer and the Proposed Publicis Combination on the Company. Unaudited Pro Forma Combined Financial Information for the Company for 1996, 1997 and 1998 following the Offer and the Proposed Publicis Combination is set forth in
Schedule III of this Offer to Purchase. Based on the Purchaser's estimates, the Proposed Publicis Combination would result in 1998 pro forma earnings per Share for the Company of approximately $1.70 on a fully diluted basis. In order for the post merger common equity valuation of the Company to trade at $28.00 or more per Share, the Company would need to trade at a stock price multiple of not less than 16.5 times 1998 earnings per Share. The comparable publicly traded companies selected by Morgan Stanley, as financial advisor to the Company, in connection with the fairness opinion it delivered to the Board of Directors of the Company relating to the Bozell Merger, include Grey Advertising, Interpublic Group, Ominicom and WPP Group PLC. These companies' stock prices are currently trading at multiples that range from 14.4 to 22.7 times 1998 estimated earnings per share (assuming Institutional Brokers Estimate System ("IBES") estimates), with a median of 21.3 times (IBES does not publish a 1998 estimate for Grey Advertising) and a midpoint of 19.5 times. The Purchaser believes that the Proposed Publicis Combination would enhance the Company's strategic position in the increasingly global advertising market, which should result in superior growth prospects and an increased trading multiple over the level at which the Shares currently trade (the Shares currently trade at a multiple of 15.5 times 1998 estimated earnings per Share (assuming IBES estimates)). If, following the Proposed Publicis Combination, the Company trades at a multiple of 1998 pro forma earnings per Share of the midpoint multiple of such comparable companies, the resultant Share price would exceed $28.00 per Share by a significant amount.

     The strategic purpose of the Proposed Publicis Combination is to consolidate the Company's and Publicis' worldwide advertising agency networks within one corporate structure under the general control of one management. The agreement effecting the Proposed Publicis Combination is expected to provide that, upon consummation of the Offer, the Purchaser will be entitled to designate a majority of the directors on the Company's Board of Directors. Such agreement is also expected to provide that the Company will use its best efforts to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company's Board of Directors or securing the resignations of incumbent directors, or both.

     Consummation of the Proposed Publicis Combination and the issuance of additional Shares to the Purchaser in connection therewith will require approval by the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares. If the Purchaser purchases Shares pursuant to the Offer and the Minimum Condition is satisfied, the Purchaser would have a sufficient number of Shares to approve the Proposed Publicis Combination and the issuance of additional Shares to the Purchaser in connection therewith without the affirmative vote of any other holder of Shares and to elect directors as described above. Although the Purchaser would seek consummation of the Proposed Publicis Combination as soon as practicable following the purchase of the Shares pursuant to the Offer, the exact timing and details of the Proposed Publicis Combination will depend on a variety of factors and legal requirements, including, among others things, whether the conditions to the Offer have been satisfied or waived.

     The Offer is conditioned upon, among other things, the Company, the Purchaser, Publicis Communication and Publicis Worldwide entering into a definitive agreement to effect the Proposed Publicis Combination. Although the Purchaser has sought to enter into negotiations with the Company with respect to the Proposed Publicis Combination and continues to pursue such negotiations, there can be no assurance that such negotiations will occur or, if such negotiations occur, as to the outcome thereof. The Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase price and the consideration in the Proposed Publicis Combination) upon entry into an acquisition agreement or other agreement regarding a business combination with the Company or otherwise or to negotiate an acquisition agreement or other agreement regarding a business combination with the Company not involving a tender offer. See Section 14.

     In connection with the Offer and during its pendency, or in the event the Offer is terminated or not consummated, in accordance applicable law and subject to the terms of any acquisition or other agreement that it may enter into with the Company, the Purchaser may explore any and all options which may be available to it. In this regard, to facilitate the consummation of the Offer and the Proposed Publicis Combination, the Purchaser intends, through the solicitation of proxies, to oppose the consummation of the transactions contemplated by the Bozell Merger Agreement. Such solicitation will be made pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act, and the rules and regulations promulgated thereunder. The Purchaser may also determine, whether or not the Offer is then pending, to conduct a proxy contest in connection with the Company's 1998 annual meeting of stockholders seeking to remove the current members of the Board of Directors of the Company and elect a new slate of directors designated by the Purchaser.

     The making of the Offer will enable the Purchaser to commence the process of seeking regulatory approvals for its acquisition of the Company. See Section
15. In addition, by tendering Shares into the Offer, the Company's stockholders effectively will be given the opportunity to express to the Company's Board that they wish to be able to accept the Offer and to approve the Proposed Publicis Combination or a similar transaction with Parent.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. THE PURCHASER IS CURRENTLY SOLICITING REVOCATIONS AND CONDITIONAL PROXIES OF THE COMPANY'S STOCKHOLDERS IN OPPOSITION TO THE CONSUMMATION OF THE BOZELL MERGER AND RELATED PROPOSALS. SUCH SOLICITATION IS BEING MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS, PRELIMINARY COPIES OF WHICH WERE FILED

WITH THE COMMISSION, WHICH COMPLY WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

PLANS FOR THE COMPANY

     Following consummation of the Offer and the Proposed Publicis Combination, the Company would become the owner of all of Publicis' advertising-related assets. Publicis believes that the consolidation of Publicis' and the Company's agency networks under the Company's control will create a worldwide business better able to meet the demands of global marketers and one which has tremendous opportunities for growth around the world.

     Following consummation of the Offer and the Proposed Publicis Combination, the Purchaser intends to conduct a further review of the Company and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review, the Purchaser will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist, and reserves the right to effect such actions or changes. The Purchaser's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of the Company or its subsidiaries, actions by the Company or its subsidiaries and other factors.

     Except as described in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company, (iv) any material changes in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's corporate structure or business, (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     The Purchaser intends to consummate the Proposed Publicis Combination as soon as practicable following consummation of the Offer.

STATUTORY REQUIREMENTS

     Delaware Business Combination Law. Section 203 of the Delaware Law provides that a Delaware corporation such as the Company may not engage in any "Business Combination" (defined to include a variety of transactions, including a merger) with any "Interested Stockholder" (defined generally as a person that directly or indirectly beneficially owns 15% or more of the corporation's outstanding voting stock), or any affiliate of an Interested Stockholder, for three years after the date on which the Interested Stockholder becomes an Interested Stockholder. The three-year prohibition on Business Combinations with Interested Stockholders (the "Business Combination Prohibition") does not apply if certain conditions, described below, are satisfied. Section 203 of the Delaware Law provides that a "beneficial owner" of voting stock includes any person who, individually or together with any of its affiliates or associates, has (i) the right to acquire voting stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding, or (iii) any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of such stock with any other person that beneficially owns, directly or indirectly, such stock.

     The Business Combination Prohibition does not apply to a particular Business Combination between a corporation and a particular Interested Stockholder if (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested

Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares held by (x) persons who are directors and also officers of the corporation and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is
(a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the Interested Stockholder. Although the Purchaser is an "Interested Stockholder" for purposes of Section 203 of the Delaware Law, in that it owns approximately 18.4% of the Company's outstanding Shares, as a consequence of the timing and manner of its acquisition of such Shares, the Purchaser believes that the Offer and the Proposed Publicis Combination are not subject to Section 203.

     Section 203(b)(6) of the Delaware Law provides that the restrictions contained in Section 203 of the Delaware Law do not apply to a Business Combination that is proposed prior to the consummation or abandonment of and following the announcement or notification of one of certain extraordinary transactions (including a merger) involving the corporation which transaction
(i) is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors and (ii) has been approved or has not been opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Accordingly, the Purchaser believes that, because the Offer and the Proposed Publicis Combination were proposed by the Purchaser following the announcement of the approval of the Bozell Merger Agreement by the Board of Directors of the Company, the restrictions on Business Combinations contained in Section 203 of the Delaware Law are inapplicable to the Proposed Publicis Combination pursuant to Section 203(b)(6).

     The foregoing summary of Section 203 of the Delaware Law does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203 of the Delaware Law.

APPRAISAL RIGHTS

     Holders of Shares will not be entitled to statutory appraisal rights in connection with the Offer. Stockholders who will be entitled to receive statutory appraisal rights, if any, in connection with the Proposed Publicis Combination (or similar business combination) will receive additional information concerning available statutory appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

THE RIGHTS

     According to the Company 8-A, on November 16, 1988, the Board declared a dividend of one Right for each outstanding Share of the Company. Each Right entitles the registered holder thereof until the earlier of November 28, 1998 and the redemption of the Rights to purchase from the Company one two-thousandth (1/2000) (such number being the number as adjusted pursuant to the 1995 Stock Split) of a share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Series A Preferred Stock"), of the Company at a purchase price of $42.50 (such price being the price as adjusted pursuant to the 1995 Stock Split) (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     According to the Company 8-A, the Rights will not be transferable apart from the Shares until the earlier of (i) the tenth business day after a public announcement that a person or group (other than a Company related entity, or Publicis Communication or any affiliate of Publicis Communication so long as Publicis Communication or any affiliate of Publicis Communication does not become the beneficial owner of 25% or more of the outstanding Shares of the Company), has become the beneficial owner of 20% or more of the Shares (an "Acquiring Person") or (ii) the tenth business day following the commencement of, or announcement of an intention to commence, an offer, the consummation of which would result in a person or group (other than a Company related entity or Publicis Communication or any affiliate of Publicis Communication so long as Publicis Communication is not, or as a result of such offer shall not be, an Acquiring Person) beneficially owning 30% or more of the outstanding Shares (the earlier of the dates specified in clauses (i) and (ii) being the "Distribution Date"). According to the Company 8-A, until the Distribution Date (or earlier redemption of the Rights), the surrender for transfer of any certificates representing the Shares will constitute the transfer of the Rights associated with the Shares represented by such certificate. According to the Company 8-A, following the Distribution Date, the Rights become exercisable, and separate certificates evidencing the Rights will be mailed to the holders of record of the outstanding Shares.

     According to the Company 8-A, in the event that on or after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Shares Acquisition Date"), the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold in one or a series of transactions (other than the ordinary course of business), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one two-thousandths of a share of the Series A Preferred Stock for which a Right is then exercisable, the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times such price. In the event that any person or group, together with its affiliates and associates, becomes the beneficial owner of 30% or more of the Shares then outstanding (unless such person or group becomes the owner of 85% or more of the outstanding Shares by a purchase pursuant to a cash tender offer for all of the outstanding Shares), or in the event that the Company is the surviving corporation in a merger with an Acquiring Person or any associate or affiliate thereof and the Shares are not changed or exchanged, or in the event that an Acquiring Person engages in certain self-dealing transactions specified in the Rights Agreement, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one two-thousandths of a share of the Series A Preferred Stock for which a Right is then exercisable, the number of Shares which at the time of such transaction will have a market value of two times such price.

     According to the Company 8-A, in the event a Person becomes an Acquiring Person, proper provisions shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the Purchase Price of the Right.

     According to the Company 8-A, at any time prior to the earlier to occur of
(i) the tenth business day (subject to extension) after the Shares Acquisition Date or (ii) November 28, 1998, the Company may redeem the Rights in whole, but not in part, at a redemption price of $.005 (such price being the price as adjusted pursuant to the 1995 Stock Split) per Right (the "Redemption Price"). Promptly upon the action of the Board electing to redeem the Rights, the Company is to make announcement thereof, and from and after the date of such election by the Board of Directors of the Company to redeem the Rights, the right to exercise the Rights will terminate, and the only right of holders of Rights will be to receive the Redemption Price per Right.

     According to the Company 8-A, until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     According to the Company 8-A, the terms of the Rights may be amended by the Board of Directors of the Company in any manner (including to shorten and lengthen any time period such as the redemption period) at any time prior to the Distribution Date and thereafter by the Board of Directors of the Company in certain respects, including: (a) generally to shorten and lengthen any time period, provided that, the Rights Agreement cannot be amended to lengthen (i) any time period (other than a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable) unless (A) approved by a majority of the Disinterested Directors (as defined in the Rights Agreement) and (B) such lengthening is for the benefit of the holders of the Rights. Notwithstanding the foregoing, prior to such time as a person or group becomes an Acquiring Person, the Board of Directors of the Company may (i) lower certain of the 20% and 30% thresholds as indicated to not less than 10%; (ii) raise the 25% threshold for Publicis Communication; or (iii) exclude other persons from the definition of Acquiring Person. Pursuant to the May 1997 Agreements, the Company may not lower the thresholds applicable to Publicis Communication or any affiliate of Publicis Communication to below 22%.

     The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Company 8-A and the text of the Rights Agreement as set forth as an exhibit thereto, filed with the Commission, copies of which may be obtained in the manner set forth in
Section 8.

     If the Rights Condition is not satisfied and the Purchaser elects, in its sole discretion, to waive the Rights Condition and consummate the Offer, and if there are outstanding Rights which have not been acquired by the Purchaser, the Purchaser will evaluate its alternatives. Such alternatives could include purchasing additional Rights in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise. Any such additional purchase of Rights could be for cash or other consideration. Under such circumstances, the Proposed Publicis Combination might be delayed or abandoned as impracticable. The form and amount of consideration to be received by the holders of Shares in the Proposed Publicis Combination, if consummated, might be subject to adjustment to compensate the Purchaser for, among other things, the costs of acquiring Rights and a portion of the potential dilution cost to the Purchaser of Rights not owned by the Purchaser and its wholly-owned subsidiaries at the time of the Proposed Publicis Combination. In such event, the consideration paid for Shares in the Proposed Publicis Combination could be substantially less than the consideration paid in the Offer. In addition, the Purchaser may elect under such circumstances not to consummate the Proposed Publicis Combination.

     UNLESS AND UNTIL THE PURCHASER DECLARES THAT THE RIGHTS CONDITION IS SATISFIED, STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE ASSOCIATED RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH SHARE. IF THE DISTRIBUTION DATE DOES NOT OCCUR PRIOR TO THE EXPIRATION DATE, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS. SEE SECTIONS 1 AND 3.

     12. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $275,000,000. The Purchaser has not conditioned the Offer on obtaining financing. The Purchaser plans to obtain all funds needed for the Offer (i) from its general corporate funds and (ii) by borrowings under seven existing credit facilities dated various dates (the "Credit Facilities") between the Purchaser and each of Union De Credit Pour Le Development Regional ("Unicredit"), Banque Francaise Du Commerce Exterieur ("BFCE"), Banque National De Paris ("BNP"), Banque Paribas ("Paribas"), Credit Lyonnais ("Lyonnais"), Banque OBC ("OBC") and CIC-Paris ("CIC").

     The Credit Facility with Unicredit provides for borrowings on an unsecured basis up to an aggregate of FFR 200,000,000 (subject to increase to FFR 500,000,000 upon satisfaction of certain conditions, including acceptance by the lenders). For drawdowns of less than one month, the loans bear interest at the average rate recorded for overnight transactions between banks in the French interbank market, as published by the Bank of France, plus a margin of 0.0625% per annum (increasing to 1.10% per annum upon increase of the credit line availability) and, for drawdowns of more than one month, the loans bear interest at the Paris interbank offering rate plus a margin of 0.0625% per annum (increasing to 0.10% per annum upon increase of the credit line availability). Borrowings under this Credit Facility are repayable (with a right to reborrow) on the last day of each interest period applicable thereto, and the Credit Facility has a term through May, 1998 (subject to annual evergreen extensions through May, 2000, when the Credit Facility must be repaid in full). The Purchaser is obligated to pay Unicredit a commitment fee of 0.0625% per annum on the amount of the credit under this Credit Facility. The Unicredit Credit Facility contains customary covenants by the Purchaser.

     The Credit Facility with BFCE provides for borrowings on an unsecured basis up to an aggregate of FFR 100,000,000 and the loans bear interest at the Paris interbank offered rate plus a margin of 0.10% per annum (or, for borrowings in a foreign currency, at the London interbank offered rate plus a margin of 0.10% per annum). Borrowings under this Credit Facility are repayable (with a right to reborrow) on the last day of each interest period applicable thereto, and the Credit Facility has a term through May, 1998 (when the Credit Facility must be repaid in full). The Purchaser is obligated to pay BFCE a commitment fee of 0.0625% per annum on the amount of the credit under this Credit Facility. The BFCE Credit Facility contains customary covenants by the Purchaser.

     The Credit Facility with BNP provides for borrowings on an unsecured basis up to an aggregate of FFR 200,000,000 and the loans bear interest at the Paris interbank offered rate plus a margin of 0.125% per annum (or, for borrowings in a foreign currency, at the London interbank offered rate plus a margin of 0.125% per annum). Borrowings under this Credit Facility are repayable (with a right to reborrow) on the last day of each interest period applicable thereto, and the Credit Facility has a term through May, 1998 (when the Credit Facility must be repaid in full). The Purchaser is obligated to pay BNP a commitment fee of 0.0625% per annum on the amount of the credit under this Credit Facility. The BNP Credit Facility contains customary covenants by the Purchaser.

     The Credit Facility with Paribas provides for borrowings on an unsecured basis up to an aggregate of FFR 200,000,000 and the loans bear interest at the Paris interbank offered rate plus a margin of 0.10% per annum. Borrowings under this Credit Facility are repayable (with a right to reborrow) on the last day of each interest period applicable thereto, and the Credit Facility has a term through May, 1998 (when the Credit Facility must be repaid in full). The Purchaser is obligated to pay Paribas a commitment fee of 0.0625% per annum on the unused portion of the credit under this Credit Facility. The Paribas Credit Facility contains customary covenants by the Purchaser.

     The Credit Facility with Lyonnais provides for borrowings on an unsecured basis up to an aggregate of FFR 100,000,000 (subject to increase to FFR 200,000,000 by mutual acceptance of the parties in May, 1998), and the loans bear interest at the Paris interbank offered rate plus a margin of 0.125% per annum. Borrowings under this Credit Facility are repayable (with a right to reborrow) on the last day of each interest period applicable thereto, and the Credit Facility has a term through May, 1998 (subject to annual evergreen extensions by mutual agreement) when the Credit Facility must be repaid in full. The Purchaser is obligated to pay Lyonnais a commitment fee of 0.0625% per annum on the credit available under this Credit Facility. The Lyonnais Credit Facility contains customary covenants by the Purchaser.

     The Credit Facility with OBC provides for borrowings on an unsecured basis up to an aggregate of FFR 100,000,000 and the loans bear interest at the average rate recorded for overnight transactions between banks on the French interbank market plus a margin of 0.10% per annum. Borrowings under this Credit Facility are repayable in May, 1998 (when the Credit Facility must be repaid in full). The Purchaser is obligated to pay OBC a commitment fee of 0.0625% per annum on the authorized amount of the credit under this Credit Facility.

     The Credit Facility with CIC provides for borrowings on an unsecured basis up to an aggregate of FFR 100,000,000 and the loans bear interest at the Paris interbank offered rate plus a margin of 0.10% per annum. Borrowings under this Credit Facility are repayable (with a right to reborrow) on the last day of each interest period applicable thereto, and the Credit Facility has a term through April, 1998 (when the Credit Facility must be repaid in full). The Purchaser is obligated to pay CIC a commitment fee of 0.0625% per annum on the unused portion of the credit under this Credit Facility.

     As of December 12, 1997, the Purchaser had (i) approximately $101,000,000 in cash, cash equivalents and marketable securities and (ii) availability to borrow up to an additional $168,000,000 of loans under the Credit Facilities (such amount being the approximate US dollar equivalent of FFR 1,000,000,000 (the aggregate current credit availability under the Credit Facilities), using a rate of exchange of FFR 5.939 per US $1.0, which is the noon US dollar buying rate in New York City for cable transfers in FFR, as certified for customs purposes by the Federal Reserve Bank of New York on December 12, 1997). The Purchaser has made arrangements with certain of the lenders party to the Credit Facilities to provide financing in excess of the Purchaser's current credit availability to the extent needed or required in connection with the Offer and the Proposed Publicis Combination.

     The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the Credit Facilities, copies of which are attached as exhibits to the Schedule 14D-1 and are incorporated in this Offer to Purchase by reference and may be inspected in the same manner as set forth with respect to the Company in Section 8.

     Although no definitive plans or arrangements for repayment of borrowings under the Credit Facilities have been made, the Purchaser anticipates such borrowings will be repaid with internally generated funds and from other sources which may include the proceeds of future bank refinancings or the public or private sale of debt or equity securities. No decision has been made concerning the method the Purchaser will use to repay the borrowings under the Credit Facilities. Such decision will be made based on the Purchaser's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as the Purchaser may deem appropriate.

     13. DIVIDENDS AND DISTRIBUTIONS. If, on or after September 1, 1997, the Company (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues or sells additional Shares (other than the issuance of Shares reserved for issuance as of September 1, 1997 under option and employee stock purchase plans in accordance with their terms as publicly disclosed as of September 1, 1997) or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights (other than the Rights), warrants or options, conditional or otherwise, to acquire, any of the foregoing or (iv) discloses that it has taken such action, then, without prejudice to the Purchaser's rights under Section 14, the Purchaser, in its sole discretion, may make such adjustments in the purchase price and other terms of the Offer and the Proposed Publicis Combination as it deems appropriate to reflect such split, combination or other change or action, including, without limitation, the Minimum Condition or the number or type of securities offered to be purchased.

     If, on or after September 1, 1997, the Company declares or pays any dividend on the Shares (other than normal quarterly dividends declared and paid in a manner consistent with past practice) or any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights (other than the separation of the Rights from the Shares) for the purchase of any securities) with respect to the Shares or Rights (other than the Redemption Price) that is payable or distributable to stockholders of record on a date prior to the transfer into the name of the Purchaser or its nominees or transferees on the Company's stock transfer records of the Shares and Rights purchased pursuant to the Offer (except that if the Rights are redeemed by the Company's Board of Directors, tendering stockholders who are holders of record as of the applicable record date will be entitled to receive and retain the Redemption Price), and if Shares are purchased in the Offer, then, without prejudice to the Purchaser's rights under Section 14, (i) the purchase price per Share payable by the Purchaser pursuant to the Offer shall be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution, issuance, proceeds or rights to be received by the tendering stockholders shall (a) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer or (b) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance, proceeds or rights and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer if (i) any condition to consummation of the Offer set forth in the Introduction to this Offer to Purchase (relating to the Minimum

Condition, the Definitive Agreement Condition, the Rights Condition, the Section 203 Condition or the No Impediments Condition) has not been satisfied or (ii) at any time on or after December 16, 1997 and before acceptance for payment of, or payment for, such Shares any of the following events shall occur or shall be deemed by the Purchaser to have occurred or the Purchaser shall have learned about any such events applicable to or affecting the Company or any of its affiliates which shall not have been previously publicly disclosed by the
Company:

          (a) there shall have been threatened, instituted or pending any action, proceeding, application, claim or counterclaim by or before any court, government or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (whether brought by the Company, an affiliate of the Company or any other person or entity), which (i) challenges or seeks to challenge the acquisition by the Purchaser of the Shares or Rights (or any of them), restrains, prohibits or delays or seeks to restrain, prohibit or delay the making or consummation of the Offer or the Proposed Publicis Combination or any other merger or business combination involving the Purchaser or any of its affiliates and the Company or any of its subsidiaries, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other agreements or arrangements entered into by the Purchaser or any of its affiliates in connection with the acquisition of the Company or the Shares or Rights (or any of them), or seeks to obtain any damages in connection with any of the foregoing, (ii) makes or seeks to make the purchase of or payment for, some or all of the Shares or Rights pursuant to the Offer, the Proposed Publicis Combination or otherwise illegal, or results in or may result in a delay in the ability of the Purchaser to accept for payment or pay for some or all of the Shares or Rights or to consummate the Proposed Publicis Combination, (iii) imposes or seeks to impose limitations on the ability of the Purchaser or the Company or any of their respective affiliates or subsidiaries effectively to acquire or hold, or requiring the Purchaser, the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of the Purchaser, the Company or any of their respective affiliates or subsidiaries or imposes or seeks to impose limitations on the ability of the Purchaser, the Company or any of their respective affiliates or subsidiaries to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated,
     (iv) imposes or seeks to impose or results in or may result in material limitations on the ability of the Purchaser or any of its affiliates to exercise full rights of ownership of the Shares or Rights purchased by them, including, but not limited to, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company, (v) results in or may result in a material limitation or diminution in the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer and the Proposed Publicis Combination, (vi) imposes or seeks to impose voting, procedural, price or other requirements in addition to those under the Delaware Law and federal securities laws (each as in effect on the date of this Offer to Purchase) in connection with the transactions contemplated by the Offer and the Proposed Publicis Combination or any material condition to the Offer that is unacceptable to the Purchaser or
     (vii) otherwise directly or indirectly relates to the Offer, the Proposed Publicis Combination or any other business combination with the Company or which otherwise, in the sole judgment of the Purchaser, might adversely affect the Company or any of its subsidiaries or the Purchaser or any of its affiliates, or the value of the Shares; or

          (b) other than the application of any waiting periods under the HSR Act, the determination or deemed determination pursuant to the EC Merger Regulation and the necessity for approvals and other actions by any domestic, foreign or supranational governmental, administrative or regulatory agency, authority or tribunal described in paragraph (k) below, any statute, rule, regulation, judgment, decree, order or injunction shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Proposed Publicis Combination or other business combination between the Purchaser or any of its affiliates and the Company, or any other action shall have been taken, by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above; or

          (c) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries, or in general political, market, economic or financial conditions in the United States or abroad, which, in the sole judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or its stockholders, or the market price of, or trading in, the Shares, or the Purchaser shall have become aware of any facts which are or may be materially adverse with respect to the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser or any of its affiliates; or

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter securities market in the United States or France or quotations for shares traded thereon, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States or France, (iii) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in the United States or France or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or France, (v) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (vi) any significant adverse change in the market price of the Shares or in securities or financial markets in the United States or abroad, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on December 4, 1997 or
     (vii) in the case of any of the foregoing, a material acceleration or worsening thereof; or

          (e) the Company or any of its subsidiaries shall have (i) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock of any class (including, without limitation, the Shares), or securities convertible into or exchangeable for any such shares, or any rights (other than the Rights), warrants, or options to acquire any such shares or convertible or exchangeable securities, other than the issuance of Shares reserved for issuance on September 1, 1997 pursuant to the exercise of then outstanding stock options or any employee stock purchase plan of the Company (in each case in accordance with the publicly disclosed terms thereof on such date) or (B) any other securities or rights in respect of, in lieu of, or in substitution for, capital stock of the Company, (ii) purchased or otherwise acquired or caused a reduction in, or proposed or offered to purchase or otherwise acquire, any Shares or other securities of the Company (except for redemption of the Rights in accordance with the terms of the Rights Agreement), (iii) declared or paid, or proposed to be declared or paid, any dividend or distribution on any shares of capital stock (other than a distribution of the Rights Certificates in accordance with the terms of the Rights Agreement and, in the event the Rights are redeemed, the Redemption Price), or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of any shares of capital stock, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security,
     (iv) issued, distributed or sold, or authorized, announced or proposed the issuance, distribution or sale of, any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or authorized or proposed the incurrence of, any debt other than in the ordinary course of business and consistent with past practice, or any debt containing burdensome covenants,
     (v) entered into any agreement for, or authorized, recommended, proposed, effected or publicly announced its intention to authorize, recommend, propose, enter into or cause (A) any merger, consolidation, liquidation, dissolution, business combination (other than the Proposed Publicis Combination), joint venture, acquisition of assets or securities (other than a redemption of the Rights in accordance with the Rights Agreement) or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization, (C) any release or relinquishment of any material contract rights or (D) any comparable event not in the ordinary course of business, (vi) entered into any agreement for, or authorized, recommended, proposed, effected or announced its intention to authorize, recommend, propose, enter into or cause, any transaction or arrangement which could adversely affect the value of the Shares, (vii) proposed, adopted or authorized or announced its intention to propose, adopt or authorize any amendment to the Company's Certificate of Incorporation or By-Laws or similar organization documents or (other than any amendment which delays the Distribution Date) the Rights Agreement or
     (viii) agreed in writing or otherwise to take any of the foregoing actions; or

          (f) a tender or exchange offer for some portion or all of any outstanding securities of the Company or any of its subsidiaries (including the Shares or Rights) shall have been publicly proposed to be made or shall have been made by another person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have learned that (i) any person (including the Company or any of its subsidiaries or affiliates), entity or "group" (as defined in
     Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of any class or series of capital stock of the Company (including the Shares or Rights) or its subsidiaries or shall have been granted any option or right to acquire more than 5% of any class or series of capital stock of the Company (including the Shares or Rights) or its subsidiaries, other than acquisitions of Shares for bona fide arbitrage positions, or (ii) any such person, entity or group which has publicly disclosed any such ownership of or right to acquire more than 5% of any class or series of capital stock of the Company (including the Shares or Rights) or its subsidiaries prior to December 16, 1997 shall have acquired or proposed to acquire additional shares of any class or series of capital stock of the Company (including the Shares or Rights) or its subsidiaries constituting more than 1% of such class or series or shall have been granted any option or right to acquire more than 1% of such class or series of capital stock of the Company (including the Shares or Rights) or its subsidiaries, (iii) any group shall have been formed which beneficially owns more than 5% of any class or series of capital stock of the Company (including the Shares or Rights) or its subsidiaries, (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for the Shares or Rights or a merger, consolidation or other business combination with or involving the Company or its subsidiaries or
     (v) any person, entity or group shall have filed a Premerger Notification and Report Form under the HSR Act in order to, or made a public announcement reflecting an intent to, acquire the Company or assets or securities of the Company or its subsidiaries; or

          (g)(i) the Company and the Purchaser shall have reached an agreement or understanding that the Offer be terminated or amended or the purchase or payment for Shares be postponed pursuant thereto or (ii) the Purchaser or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with respect to the Proposed Publicis Combination or any other business combination with the Company or any of its affiliates or the purchase of any material portion of the securities or assets of the Company or any of its subsidiaries; or

          (h) the Company or any of its subsidiaries shall have entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated compensation or payment or funding of the benefits to any such employees as a result of or in connection with the transactions contemplated by the Offer or the Proposed Publicis Combination or any other business combination involving the Company or any of its subsidiaries or otherwise amended any such agreement, arrangement or plan to make the same more favorable to any such employee; or

          (i) the Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries (other than indebtedness pursuant to term or revolving credit arrangements provided by banks) shall become accelerated or otherwise become due or become subject to acceleration prior to its stated due date, in any case with or without notice or the lapse of time or both as a result of or in connection with the transactions contemplated by the Offer or the Proposed Publicis Combination or any other business combination involving the Company, (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that has or may have (whether considered alone or in the aggregate with other covenants, terms or conditions), a material adverse effect on (x) the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries (including, but not limited to, any event of default that may result from the consummation of the Offer, the acquisition of control of the Company or any of its subsidiaries or the Proposed Publicis Combination or any other business combination involving the Company) or (y) the value of the Shares in the hands of the Purchaser or any of its affiliates or (z) the consummation by the Purchaser or any of its affiliates of the Proposed Publicis Combination or any other business combination involving the Company or (iii) that any report, document, instrument, financial statement or schedule of the Company or any of its subsidiaries filed with the Commission contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; or

          (j) except as may be required by law, the Company or any of its subsidiaries shall have taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries; or

          (k) any waiting periods under the HSR Act applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, there shall not have been a determination or a deemed determination pursuant to the EC Merger Regulation that the purchase of the Shares pursuant to the Offer is compatible with the common market, or any other approval, permit, authorization, consent or other action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority or tribunal (including those described in Section 15) shall not have been obtained on terms satisfactory to the Purchaser.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to any such condition or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any determination by the Purchaser concerning any of the events described in this Section 14 shall be final and binding.

     A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

     The Purchaser acknowledges that the Commission believes that (a) if the Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to any approval required under the HSR Act and most other regulatory approvals.

     15. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Company with the Commission and other publicly available information regarding the Company, the Purchaser is not aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought except as described below under "State Takeover Laws." Should any such approval or other action be required, there can be no assurance that any such approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's or its subsidiaries' businesses, or that certain parts of the Company's, the Purchaser's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. The Purchaser's obligation to purchase and pay for Shares is subject to certain conditions, including conditions with respect to litigation and governmental actions. See the Introduction and Section 14 for a description thereof.

     State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Proposed Publicis Combination, the Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp.
v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Proposed Publicis Combination. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Proposed Publicis Combination and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Proposed Publicis Combination, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Proposed Publicis Combination, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

     Antitrust. Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer and the Proposed Publicis Combination is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer and the Proposed Publicis Combination, the purchase of Shares pursuant to the Offer and the Proposed Publicis Combination may not be consummated until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material with respect to the Offer with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. The Purchaser expects to file a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of

Shares pursuant to the Offer and the Proposed Publicis Combination under the HSR Act on December 17, 1997, and, in such event, the required waiting period with respect to the Offer and the Proposed Publicis Combination will expire at 11:59 p.m., New York City time, on January 1, 1998, unless earlier terminated by the Antitrust Division or the FTC or the Purchaser receives a request for additional information or documentary material prior thereto. If, within such 15-calendar-day waiting period, either the FTC or the Antitrust Division were to request additional information or documentary material from the Purchaser, the waiting period with respect to the Offer and the Proposed Publicis Combination would be extended for an additional period of 10 calendar days following the date of substantial compliance with such request by the Purchaser. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period could be extended only by court order or with the consent of the Purchaser. The additional 10-calendar-day waiting period may be terminated sooner by the FTC or the Antitrust Division. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request made to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Proposed Publicis Combination.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer and the Proposed Publicis Combination. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer and the Proposed Publicis Combination, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of the Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. See Section 14.

     Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Purchaser believes that the acquisition of Shares pursuant to the Offer and the Proposed Publicis Combination should not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer and the Proposed Publicis Combination on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14.

     EC Merger Regulation. According to publicly available information, the Company may conduct substantial operations within the European Community (the "EC") and certain of the individual member states of the EC. The EC Merger Regulation requires that notices of concentrations with a "community dimension" be provided to the EC Commission for review and approval prior to being put into effect. The Offer would be deemed to have a "community dimension" if the combined aggregate worldwide annual revenues of both the Company and the Purchaser exceeds ECU 5 billion, if the community-wide annual revenues of each of the Company and the Purchaser exceed ECU 250 million and if both the Company and the Purchaser do not receive more than two-thirds of their respective community-wide revenues from one and the same member state. Based upon publicly available information, the Purchaser believes that the Offer would not be considered to have a "community dimension." Depending on certain information concerning the Company that is not publicly available, the Proposed Publicis Combination may be considered to have a "community dimension." If the Proposed Publicis Combination falls within the EC Merger Regulation, the EC Commission, as opposed to individual member states, has exclusive jurisdiction to review it, subject to certain exceptions.

     Under the EC Merger Regulation, a concentration that meets the foregoing guidelines requires the filing of a notice in a prescribed form with the EC Commission. This filing must normally be made within seven days of the earlier of the announcement of a public bid, the conclusion of the relevant agreement or the acquisition of a controlling interest, although extensions of time are sometimes granted. Transactions subject to the filing requirements of the EC Merger Regulation are suspended automatically until three weeks after receipt of the notice. The EC Commission may extend the suspension period for such period as it finds necessary to make a final decision on the legality of the transaction. In the case of a public bid, the bidder may acquire shares of the target company during the suspension period, but may not vote such shares until after the end of the period unless the EC Commission grants permission to do so in order to maintain the full value of the bidder's investment.

     The EC Commission must decide whether to initiate proceedings within one month after the receipt of the notice, subject to certain extensions for EC holidays or if an individual member state has requested a referral of the transaction. If proceedings are initiated, the EC Commission must reach a decision in the proceedings within four months of the commencement of the proceedings. If the EC Commission fails to reach a decision within either of these time periods the transaction will be deemed to be compatible with the common market.

     If the EC Commission declares the Proposed Publicis Combination to be not compatible with the common market, it may prevent the consummation of the transaction, order a divestiture if the transaction has already been consummated or impose conditions or other obligations. In the event that the transaction is found not to be subject to the EC Merger Regulation, various national merger control regimes of the member states may apply, resulting in the possibility that approvals may be necessary from the various national authorities.

     There can be no assurance that a challenge to the Proposed Publicis Combination will not be made pursuant to the EC Merger Regulation or, alternatively, pursuant to the merger regulations of one or more of the various member states, or, if such a challenge is made, what the outcome will be. See
Section 14.

     Other Foreign Approvals. According to publicly available information, the Company also owns property and conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Proposed Publicis Combination, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Proposed Publicis Combination. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Proposed Publicis Combination.

     16. CERTAIN FEES AND EXPENSES. Lazard Freres & Co. LLC ("Lazard") is acting as Dealer Manager in connection with the Offer and as financial advisor to the Purchaser in connection with the proposed acquisition of the Company. The Purchaser has paid and is obligated to pay to Lazard a quarterly financial advisory fee of FFR 500,000, which increased to FFR 1,000,000 commencing in October, 1997. In addition, the Purchaser has agreed to reimburse Lazard for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with the Purchaser and has agreed to indemnify Lazard against certain liabilities and expenses in connection with the Offer and the Proposed Publicis Combination, including certain liabilities under the federal securities laws. Lazard from time to time renders various investment banking services to the Purchaser and its affiliates for which it is paid customary fees.

     MacKenzie Partners, Inc. has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares and Rights by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares and Rights. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     In addition, IBJ Schroder Bank & Trust Company has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, the Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares and Rights pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

     17. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares or Rights residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     Certain statements contained in this Offer to Purchase, including any forecasts, projections and descriptions of anticipated synergies referred to therein, including any statements contained herein regarding the development or possible assumed future results of operations of Publicis' businesses, the markets for Publicis' services and products, anticipated expenditures, regulatory developments and the effects of the Offer and the Proposed Publicis Combination, any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," or similar expressions, and other statements contained or incorporated by reference herein regarding matters that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Purchaser or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Purchaser undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurence of unanticipated events.

     The Purchaser has filed with the Commission a Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in Section 8 with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          PUBLICIS S.A.
December 16, 1997

                                   SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Except as otherwise indicated below, the business address of each such person is 133, Avenue des Champs Elysees, 75008 Paris, France, and each such person is a citizen of France. In addition, each director and executive officer of the Purchaser has been employed in his or her present principal occupation listed below during the last five years. Ms. Badinter and Ms. Bleustein-Blanchet are the only directors, executive officers or controlling persons of Somarel.

                                                    PRINCIPAL OCCUPATION AND MATERIAL
                                                   OCCUPATIONS, POSITIONS, OFFICES OR
        NAME AND BUSINESS ADDRESS                  EMPLOYMENTS FOR THE PAST FIVE YEARS
------------------------------------------  -------------------------------------------------
Elisabeth Badinter........................  Chairman, Supervisory Board (Publicis S.A.)
                                            Manager (Somarel, Societe Civile Familiale)
                                            Maitre de Conferences (L'Ecole Polytechnique)
                                            Writer
Claude Marcus.............................  Vice Chairman, Supervisory Board (Publicis S.A.)
                                            Member, Management Board (Publicis Communication)
Robert Badinter...........................  Member, Supervisory Board (Publicis S.A.)
Michele Bleustein-Blanchet................  Member, Supervisory Board (Publicis S.A.)
Michel David-Weill........................  Chairman of Lazard Freres & Co. LLC since
c/o Lazard Freres & Co. LLC                 May 1, 1995, when Lazard Freres & Co., of which
30 Rockefeller Plaza                          he had been Senior Partner since 1977,
New York, New York 10020                      converted from a general partnership to a
                                              limited liability company and changed its name.
                                              General Partner of Lazard Freres et Cie., 121
                                              Boulevard, Haussman, 75382 Paris, France.
                                              Deputy Chairman of Lazard Brothers & Co.,
                                              Limited, 21 Moorefields, London EC2P2HT,
                                              England. Lazard Freres and its affiliates are
                                              engaged in banking and investment banking.
                                            Member, Supervisory Board (Publicis S.A.)
Henri-Calixte Suadeau.....................  Member, Supervisory Board (Publicis S.A.)
Maurice Levy..............................  Chairman, Management Board, and Chief Executive
                                              Officer (Publicis S.A.)
                                            Chairman, Management Board (Publicis
                                              Communication)
                                            President and General Director (Publicis Conseil;
                                              Societe de Gestion et d'Informatique Publicis;
                                              TV 6)
                                            Member of the Board (Publicis Eureka, Singapore;
                                              Publicis Romero, Mexico; Basic et Asia Link,
                                              Philippines)
                                            Administrator (Societe des Petroles Shell;
                                              Publicis Centre Media; Publicis BCP, Canada)
                                            Permanent Representative of Publicis
                                              Communication (Groupe Publicis Services)

                                                    PRINCIPAL OCCUPATION AND MATERIAL
                                                   OCCUPATIONS, POSITIONS, OFFICES OR
        NAME AND BUSINESS ADDRESS                  EMPLOYMENTS FOR THE PAST FIVE YEARS
------------------------------------------  -------------------------------------------------
                                            Permanent Representative of Publicis Conseil
                                              (Extension; Media System)
Bruno Desbarats-Bollet....................  Member, Management Board (Publicis S.A.)
                                            Chairman of the Board of Directors (Medias &
                                              Regies Europe S.A.)
Gerard Pedraglio..........................  Member, Management Board (Publicis S.A.)
                                            Member, Management Board (Publicis Communication)
Jean-Paul Morin...........................  General Secretary and Chief Financial Officer
                                            (Publicis S.A.)

                                  SCHEDULE II

               SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES
               GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

A. The audited consolidated financial statements of the Purchaser have been prepared in accordance with French accounting principles which differ in certain respects from generally accepted accounting principles in the United States. The principal differences between French GAAP and U.S. GAAP as they relate to the Purchaser are discussed in further detail below and in the final Note to the audited Purchaser Financial Statements, copies of which are attached as exhibits to the Schedule 14D-1 and which may be inspected in the same manner as set forth with respect to the Company in Section 8.

     1.  GOODWILL

          The Purchaser does not systematically amortize goodwill, but subjects the asset to annual review of its market value, with a provision for loss being recorded if the market value is less than the acquisition cost for more than three years. Further, the utilization of tax loss carryforwards of acquired companies is accounted for as a reduction of tax expense.

          Under U.S. GAAP, the amount of goodwill would be reduced by the amount of acquired deferred tax assets and would be amortized on a straight-line basis over the estimated useful life of the asset, which the Purchaser has determined to be within a range of 10 to 40 years, depending on the type of entity acquired.

     2.  POST-RETIREMENT BENEFITS

          As described in Note 3.11 to the audited Purchaser Financial Statements, the Purchaser's French employees are entitled to certain lump-sum payments upon retirement. Under French GAAP, through December 31, 1995, the Purchaser reported expense based on contributions due, and disclosed the estimated full obligation in the footnotes to the Financial Statements. Beginning December 31, 1996, the liability was recorded on the balance sheet, with the accumulated effect as of January 1, 1996 being recorded as a direct adjustment to shareholders' equity. Under U.S. GAAP, the full actuarially defined obligation would be recorded on the balance sheet for all periods presented and the increases to the reserve would be recorded as a charge in the income statement.

          Further, the Purchaser calculates its post-retirement benefit obligation for French personnel only for employees over 50 years old. U.S. GAAP requires that the estimation take into consideration all employees, with the estimated turnover and interest rate being used.

     3.  RESTRUCTURING PROVISION

          In 1994, the Purchaser recorded for French accounting purposes a FFR 40,000,000 provision for the restructuring of its Italian operations. This provision did not meet the requirements as set forth in EITF 94-3 and so would not have been recorded until 1995 under U.S. GAAP.

     4.  NET EXTRAORDINARY PROFIT

          In 1996, the Purchaser recognized a capital gain on the sale of a retail leasehold and an expense related to a settlement paid to a newspaper. The net gain arising from these two transactions has been characterized as "extraordinary" under French accounting principles. As neither transaction meets the U.S. GAAP criteria of being "unusual and infrequent," both would be classified elements of "net income from ordinary operations."

          The approximate effects of these differences on net income and shareholders' equity are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                      1996          1995          1994
          (IN THOUSANDS, EXCEPT PER SHARE DATA)        FFR           FFR           FFR
        ------------------------------------------  ---------     ---------     ---------
        NET INCOME AS REPORTED IN THE CONSOLIDATED
          STATEMENT OF INCOME.....................    185,331       152,726       120,456
        Adjustments to conform to U.S. GAAP
          Amortization of goodwill................       (239)       (6,136)       (4,147)
          Provision for post-retirement benefit
             obligation...........................      1,402        (2,238)       (5,228)
          Restructuring provision.................          0        (8,080)       16,160
          Deferred taxes acquired in business
             combinations.........................    (14,611)         (108)        4,651
          Tax on the above adjustments............       (514)        3,784        (3,644)
                                                      -------       -------       -------
        NET INCOME AS ADJUSTED FOR U.S. GAAP......    171,369       139,948       128,248
                                                      -------       -------       -------
        EARNINGS PER SHARE AS ADJUSTED FOR U.S.
          GAAP....................................      20.52         16.90         15.38
                                                      =======       =======       =======

                                                               AT DECEMBER 31,
                                                    -------------------------------------
                                                      1996          1995          1994
                      (IN THOUSANDS)                   FFR           FFR           FFR
        ------------------------------------------  ---------     ---------     ---------
        SHAREHOLDERS' EQUITY AS REPORTED IN THE
          CONSOLIDATED BALANCE SHEET..............  1,558,736     1,421,971     1,332,593
        Adjustments to conform to U.S. GAAP
          Amortization of goodwill................    (36,480)      (36,241)      (30,105)
          Provision for post-retirement benefit
             obligation...........................     13,845       (16,859)      (14,621)
          Restructuring provision.................      8,080         8,080        16,160
          Deferred taxes..........................     17,605        29,774        29,268
        Tax on the above adjustments..............     (8,040)        3,219          (513)
                                                    ---------     ---------     ---------
        SHAREHOLDERS' EQUITY AS ADJUSTED FOR U.S.
          GAAP....................................  1,553,746     1,409,944     1,332,782
                                                    =========     =========     =========

     5.  CONSOLIDATION OF SUBSIDIARIES THAT ARE LESS THAN MAJORITY-OWNED

          The principles covering the scope of consolidation under French GAAP are set forth in Note 2.2 to the audited Purchaser Financial Statements. Under this policy, certain companies in which the Purchaser owns 49% or 50% and exercises control over significant financial operating policies are consolidated.

          For U.S. GAAP purposes, only majority-owned companies, based on voting rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which the Purchaser exercises significant influence (generally 20% or more owned), would be included in the consolidated financial statements using the equity method.

          This difference in accounting policy has no effect on either net income or shareholders' equity. The approximate effects on the consolidated balance sheet at December 31, 1996, 1995 and 1994 would be to decrease minority interest by FFR 141,124,000, FFR 123,216,000 and FFR 116,708,000,
     respectively, and to record on one line the investment in companies accounted for using the equity method of FFR 145,540,000, FFR 133,744,000 and FFR 116,708,000, respectively. The impact on working capital on all periods is not material. The principal income statement line items, if such investments were accounted for using the equity method rather than being consolidated, would be decreased by the following amounts:

                                                         YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------
                                                    1996           1995           1994
                    (IN THOUSANDS)                  FFR            FFR            FFR
        ---------------------------------------  ----------     ----------     ----------
        Sales..................................   1,933,403      1,937,557      1,985,027
        Cost of sales..........................  (1,422,718)    (1,446,466)    (1,490,894)
        Revenues...............................     510,685        491,091        494,133
        Current income.........................     115,354        125,242        134,839
                                                  =========      =========      =========

B. The unaudited consolidated interim financial statements of the Purchaser have been prepared in accordance with French accounting principles which differ in certain respects from generally accepted accounting principles in the United States. The principal differences between French GAAP and U.S. GAAP as they relate to the Purchaser are discussed in further detail in Item A above. The approximate effects of these differences on net income and shareholders' equity are as follows:

                                                                     SIX MONTHS ENDED
                                                                         JUNE 30,
                                                                     -----------------
                                                                      1997       1996
                  (IN THOUSANDS, EXCEPT PER SHARE DATA)               FFR        FFR
        ---------------------------------------------------------    ------     ------
        NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENT OF
          INCOME.................................................    92,935     78,611
        Adjustments to conform to U.S. GAAP
          Amortization of goodwill...............................    (7,791)    (3,084)
          Provision for post-retirement benefit obligation.......    (2,228)       701
          Deferred taxes acquired in business combinations.......     2,158     (6,085)
          Tax on the above adjustments...........................       817       (257)
                                                                     ------     ------
        NET INCOME AS ADJUSTED FOR U.S. GAAP.....................    85,891     69,886
                                                                     ======     ======
        EARNINGS PER SHARE AS ADJUSTED FOR U.S. GAAP.............     10.18       8.39
                                                                     ======     ======

                                                                             AT JUNE
                                                                            30, 1997
                               (IN THOUSANDS)                                  FFR
        ------------------------------------------------------------        ---------
        SHAREHOLDERS' EQUITY AS REPORTED IN THE CONSOLIDATED BALANCE
          SHEET.....................................................        1,764,539
        Adjustments to conform to U.S. GAAP
          Amortization of goodwill..................................          (44,271)
          Provision for post-retirement benefit obligation..........           11,617
          Restructuring provision...................................            8,080
          Deferred taxes acquired in business combinations..........           20,060
          Tax on the above adjustments..............................           (7,223)
                                                                            ---------
        SHAREHOLDERS' EQUITY AS ADJUSTED FOR U.S. GAAP..............        1,752,802
                                                                            =========

          The principal income statement line items, if less than majority-held investments were accounted for using the equity method rather than being consolidated, would be decreased by the following amounts:

                                                                SIX MONTHS ENDED JUNE
                                                                         30,
                                                                ----------------------
                                                                  1997          1996
                           (IN THOUSANDS)                          FFR          FFR
        ----------------------------------------------------    ---------     --------
        Sales...............................................      876,716     1,017,289
        Cost of sales.......................................     (655,811)    (762,279)
        Revenues............................................      220,905      254,410
        Current income......................................       50,261       66,002
                                                                 ========     ========

                                  SCHEDULE III

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Balance Sheet information as of June 30, 1997 combines the historical balance sheet information of Publicis Communication and Publicis Worldwide and the Company as if the combination had been effective on June 30, 1997, after giving effect to certain pro forma adjustments described in the accompanying notes.

     The following Unaudited Pro Forma Combined Income Statements are presented as if the combination had been effective January 1, 1996, based on the Company's current capital structure.

     The Unaudited Pro Forma Combined Financial Information and notes thereto reflect the accounting for the combination as an exchange of assets by entities under the common control of the Purchaser. Under this method of accounting, the recorded assets, liabilities, income and expenses of Publicis Communication, Publicis Worldwide and the Company are combined and recorded at their historical cost amounts in a manner similar to a pooling-of-interests.

     The Purchaser expects that the Company will record a material pre-tax charge following the combination to cover the direct costs of the failed merger with Bozell, including a $15 million break-up fee. This charge, adjusted to reflect taxes, is estimated to total approximately $19 million and has been charged to Retained Earnings in the Unaudited Pro Forma Combined Balance Sheet information at June 30, 1997.

     The Unaudited Pro Forma Combined Financial Information included herein is not necessarily indicative of the consolidated financial position or results of future operations of the combined entity or the actual results that would have been achieved had the combination been consummated at the beginning of the periods indicated.

     Historical information on Publicis Communication and Publicis Worldwide is based on actual results. Projections are based on Management's best currently available estimates.

     Historical information on the Company is based on the Company's Annual Report on Form 10-K, dated March 28, 1997, except that the earnings per Share figure is adjusted to reflect the number of Shares outstanding as of November 18, 1997 plus 3,227,278 additional Shares reserved for issuance upon the exercise of outstanding stock options as at September 1, 1997. Projections are based on Merrill Lynch estimates, except that the earnings per Share calculations are adjusted in the same manner as the historical earnings per Share figure.

     The following Unaudited Pro Forma Combined Financial Information and notes thereto were not prepared with a view to complying with published guidelines of the American Institute of Certified Public Accountants or the Commission regarding projections and forecasts and have not been reviewed by the Purchaser's independent auditors. In addition, because such information is based upon a variety of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the control of the Purchaser, and upon assumptions with respect to future business decisions which are subject to change, there can be no assurance that they will be realized, and actual results may vary materially from those projected.

                                                       PRO-FORMA FINANCIAL INFORMATION - 1996
                                                -----------------------------------------------------
                                                PUBLICIS    TRUE NORTH    ADJUSTMENTS       COMBINED
                                                --------    ----------    -----------      ----------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES......................................  $669,046     $493,050                      $1,162,096
                                                 -------      -------                       ---------
COSTS AND EXPENSES
Salaries and Benefits.........................   378,459      318,539                         696,998
Office and General............................   224,830      150,740       (20,000)(3)       355,570
Unusual Transactions..........................     1,189        1,356                           2,545
Interest (Income)/Expense.....................    (5,151)       8,585        (2,190)(3)         1,244
Other (Income)................................    (1,403)      (5,384)                         (6,787)
                                                 -------      -------       -------         ---------
                                                 597,924      473,836       (22,190)        1,049,570
                                                 -------      -------       -------         ---------
INCOME BEFORE TAXES...........................    71,121       19,214        22,190           112,525
                                                 -------      -------       -------         ---------
Provision for Taxes...........................   (30,216)      (9,697)      (11,095)(4)       (51,008)
INCOME AFTER TAXES............................    40,905        9,517        11,095            61,517
                                                 -------      -------       -------         ---------
Minority Interest Provision...................   (16,941)          31             0           (16,910)
Equity in Net Earnings of Affiliated
  Companies...................................     8,493       18,286       (24,243)(2)         2,536
                                                 -------      -------       -------         ---------
NET INCOME....................................    32,457       27,834       (13,148)           47,143
                                                 =======      =======       =======         =========
FULLY DILUTED NET INCOME PER SHARE............                  $0.98                           $0.93
                                                              =======                       =========
Fully Diluted weighted average number of
  Common and Common Equivalent Shares
  outstanding.................................                 28,499        21,930(5)         50,429

                                                      PRO-FORMA FINANCIAL INFORMATION -- 1997
                                               ------------------------------------------------------
                                               PUBLICIS     TRUE NORTH     ADJUSTMENTS      COMBINED
                                               --------     ----------     -----------     ----------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES.....................................  $605,742      $639,700                      $1,245,442
COSTS AND EXPENSES
Salaries and Benefits........................   344,105       389,600                         733,705
Office and General...........................   199,844       190,200        (20,000)(3)      370,044
Unusual Transactions.........................       841             0                             841
Interest (Income)/Expense....................    (5,764)            0         (2,190)(3)       (7,954)
Other (Income)...............................    (4,177)        7,200                           3,023
                                                -------       -------        -------        ---------
                                                534,848       587,000        (22,190)       1,099,658
                                                -------       -------        -------        ---------
INCOME BEFORE TAXES..........................    70,894        52,700         22,190          145,784
                                                -------       -------        -------        ---------
Provision for Taxes..........................   (29,418)      (26,300)       (11,095)(4)      (66,813)
INCOME AFTER TAXES...........................    41,476        26,400         11,095           78,971
                                                -------       -------        -------        ---------
Minority Interest Provision..................    (7,293)       (2,700)             0           (9,993)
Equity in Net Earnings of Affiliated
  Companies..................................     9,953        11,000        (20,394)(2)          559
                                                -------       -------        -------        ---------
NET INCOME...................................    44,136        34,700         (9,299)          69,537
                                                =======       =======        =======        =========
FULLY DILUTED NET INCOME PER SHARE...........                   $1.22                           $1.38
                                                              =======                       =========
Fully Diluted weighted average number of
  Common and Common Equivalent Shares
  outstanding................................                  28,499         21,930(5)        50,429

                                                      PRO-FORMA FINANCIAL INFORMATION -- 1998
                                               ------------------------------------------------------
                                               PUBLICIS     TRUE NORTH     ADJUSTMENTS      COMBINED
                                               --------     ----------     -----------     ----------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES.....................................  $644,444      $709,900                      $1,354,344
                                                -------       -------                       ---------
COSTS AND EXPENSES
Salaries and Benefits........................   360,995       432,500                         793,495
Office and General...........................   199,489       207,300         (20,000)(3)     386,789
Unusual Transactions.........................       105             0                             105
Interest (Income)/Expense....................    (4,696)            0          (2,190)(3)      (6,886)
Other (Income)...............................    (2,269)        7,500                           5,231
                                                -------       -------         -------       ---------
                                                553,623       647,300         (22,190)      1,178,733
                                                -------       -------         -------       ---------
INCOME BEFORE TAXES..........................    90,821        62,600          22,190         175,611
                                                -------       -------         -------       ---------
Provision for Taxes..........................   (37,450)      (30,700)        (11,095)(4)     (79,245)
INCOME AFTER TAXES...........................    53,371        31,900          11,095          96,366
                                                -------       -------         -------       ---------
Minority Interest Provision..................    (8,554)       (3,000)              0         (11,554)
Equity in Net Earnings of Affiliated
  Companies..................................    11,453        12,300         (23,069)(2)         684
                                                -------       -------         -------       ---------
NET INCOME...................................    56,271        41,200         (11,974)         85,497
                                                =======       =======         =======       =========
FULLY DILUTED NET INCOME PER SHARE...........                   $1.45                           $1.70
                                                              =======                       =========
Fully Diluted weighted average number of
  Common and Common Equivalent Shares
  outstanding................................                  28,499          21,930(5)       50,429

                                           PRO-FORMA TRUE NORTH BALANCE SHEET AS AT 30TH JUNE 1997
                                         -----------------------------------------------------------
                                         PUBLICIS     TRUE NORTH     ADJUSTMENTS            COMBINED
                                         --------     ----------     -----------            --------
(DOLLARS IN THOUSANDS)
Cash and Marketable securities.........  $123,296      $ 60,847       $ (19,000)(3)         $165,143
Short Term debt........................    80,652       104,829                              185,481
Long Term debt.........................         0        65,959                               65,959
Shareholder's Equity...................   282,196       268,564        (216,656)(3)(4)       334,104

        NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.  BASIS OF PRESENTATION

     For accounting purposes, the contribution to the Company of all the advertising-related businesses owned directly and indirectly by the Purchaser (Publicis Communication and Publicis Worldwide) will be treated as an exchange of assets by entities under common control. Accordingly, the accompanying unaudited pro forma historical and forecasted financial information reflects the transfer of Publicis Communication and Publicis Worldwide at their historical net book values, as measured in accordance with accounting principles generally accepted in the United States.

     The financial information of Publicis Communication and Publicis Worldwide expressed in U.S. dollars is translated from French francs at the following rates:

                                                                    FFR=$1.00
                                                                    ---------
                Year ended December 31, 1996......................       5.12
                Year ended December 31, 1997......................     5.8267
                Year ended December 31, 1998......................       5.85
                At June 30, 1997..................................       5.88

2.  ADJUSTMENT TO ELIMINATE THE EFFECT OF CROSS-SHAREHOLDINGS

     Publicis Communication owns approximately 18.4% of the Company and accounts for its investment using the equity method. The Company owns approximately 26.5% of Publicis Communication and accounts for its investment using the equity method. An adjustment has been recorded in the accompanying Unaudited Pro Forma Combined Financial Information to eliminate the equity in net earnings of affiliated companies recognized by each company in such investments.

3.  ADJUSTMENTS TO RECORD CHARGES AND COST-SAVINGS RELATED TO THE COMBINATION

     The Purchaser expects that the Company will record a material pre-tax charge following the combination to cover the direct costs of the failed merger with Bozell, including a $15 million break-up fee. This charge, adjusted to reflect taxes, is estimated to total approximately $19 million and has been charged to Retained Earnings in the Unaudited Pro Forma Combined Balance Sheet Information at June 30, 1997.

     Publicis Communication and Publicis Worldwide expect to realize pre-tax cost-savings following the combination with the Company, principally from two sources: synergies arising from the combination of the two complementary management structures and reduced interest expense from the assumed repayment of debt. The assumed repayment of debt would be financed from the proceeds to be realized from the assumed exercise of all outstanding stock options (see Note 5) less the cash payments to be made for the Company's estimated transaction costs, as described above. In addition, the Purchaser expects that the Company would record a material pre-tax charge following the combination.

4.  INCOME TAXES

     Estimated provisions for income taxes related to pro forma adjustments are based on an assumed effective tax rate of approximately 50%.

5.  NET INCOME PER SHARE

     The unaudited pro forma combined per common share data has been computed based on the current number of Shares outstanding of the Company as of November 18, 1997, increased by 3,227,278 additional Shares reserved for issuance upon the exercise of outstanding stock options outstanding as of September 1, 1997, all of which have been assumed to be exercised for purposes of this calculation. The pro forma adjustments reflect the increase by the estimated 26,587,937 new Shares of the Company to be issued in exchange for the assets of Publicis Communication and Publicis Worldwide, less the 4,658,000 Shares of the Company owned by Publicis Communication which would become treasury shares of the Company and cease to be outstanding.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and Rights and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:
                       IBJ SCHRODER BANK & TRUST COMPANY

           By Mail:                   By Facsimile:           By Hand or Overnight Delivery:
         P.O. Box 84             (for eligible financial             One State Street
    Bowling Green Station          institutions only):           New York, New York 10004
New York, New York 10274-0084         (212) 858-2611           Attn: Securities Processing
     Attn: Reorganization
          Department                                              Window, Sub-cellar One

                        Confirm Facsimile by Telephone:
                                 (212) 858-2103

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                        [MacKenzie Partners, Inc. LOGO]

                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                                 (212) 929-5500

                      The Dealer Manager for the Offer is:

                            LAZARD FRERES & CO. LLC
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020

                                 (212) 632-6000